                                                   File Nos. 333-12197
                                                              811-4092


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [ X]
    Pre-Effective Amendment No.   1                             [ X]
    Post-Effective Amendment No.___                             [  ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
    Amendment No. 23                                  [ X]

    FIRST VARIABLE ANNUITY FUND E
    (Exempt Name of Registrant)


    FIRST VARIABLE LIFE INSURANCE COMPANY
    (Name of Depositor)

    10 Post Office Square 12th Floor
    Boston, MA                                               02109
    (Address of Depositor's Principal Executive Offices)   (Zip Code)

Depositor's telephone number including area code:        (617) 457-6700

    NAME AND ADDRESS OF AGENT FOR SERVICE
         Arnold R. Bergman
         Vice President - Legal and Administration
         First Variable Life Insurance Company
         10 Post Office Square, 12th Floor
         Boston, MA 02109

    Copies to:
         Lynn K. Stone
         Blazzard, Grodd & Hasenauer, P.C.
         P.O. Box 5108
         Westport, CT 06881
         (203) 226-7866

Approximate Date of Proposed Public Offering:
    As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:

    $500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
______________________________________________________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            FIRST VARIABLE ANNUITY FUND E
                                CROSS REFERENCE SHEET
                              (Pursuant to Rule 495(a))


ITEM NO. IN
FORM N-4
-----------

PART A                                               LOCATION
------                                               --------
Item  1.       Cover Page                            Cover Page

Item  2.       Definitions                           Definitions

Item  3.       Synopsis or Highlights                Highlights

Item  4.       Condensed Financial Information       Accumulation Unit Data;
                                                     Financial Statements

Item  5.       General Description of Registrant,    The Company; The Separate
               Depositor and Portfolio Companies     Account; Variable Investors
                                                     Series Trust; Federated
                                                     Insurance Series

Item  6.       Deductions                            Charges and Deductions

Item  7.       General Description of Variable       The Contracts
               Annuity Contracts

Item  8.       Annuity Period                        Annuity Provisions

Item  9.       Death Benefit                         The Contracts; Annuity
                                                     Provisions

Item 10.       Purchases and Contract Value          Purchase Payments; Contract
                                                     Value

Item 11.       Redemptions                           Withdrawals

Item 12.       Taxes                                 Tax Considerations

Item 13.       Legal Proceedings                     Legal Proceedings

Item 14.       Table of Contents of Statement of     Table of Contents of
               Additional Information                Statement of Additional
                                                     Information

ITEM NO. IN
FORM N-4
------------

PART B                                               LOCATION
------                                               ---------

Item 15.       Cover Page                            Cover Page

Item 16.       Table of Contents                     Table of Contents

Item 17.       General Information and History       Company

Item 18.       Services                              Service Provider

Item 19.       Purchase of Securities Being Offered  Not Applicable

Item 20.       Underwriters                          Distributor

Item 21.       Calculation of Performance Data       Performance
                                                     Information

Item 22.      Annuity Payment                        Annuity Provisions

Item 23.      Financial Statements                   Financial Statements


PART C
------

Information required to included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                                  PART A

                                   [Logo]


Marketing and Executive Office:                    Variable Service Center:
10 Post Office Square                              P.O. Box 1317
Boston, MA 02109                                   Des Moines,  IA  50305-1317
                                                   (800) 845 - 0689



                                CAPITAL SIX VA
                          A VARIABLE ANNUITY CONTRACT

                                   FUNDED IN
                         FIRST VARIABLE ANNUITY FUND E

                                    Prospectus
                                      Dated:

This Prospectus describes the Capital 6 contract (the "Contract"), an individual flexible payment deferred variable annuity contract issued by First Variable Life Insurance Company (the "Company"). The Contract provides for accumulation of Contract Values and payment of monthly annuity payments on a fixed and variable basis. The Contract is designed for use by individuals in tax-qualified retirement plans (a "Qualified Contract") or for other long term savings and retirement purposes (a "Non-Qualified Contract").

Purchase Payments for a Contract may be allocated to the Company's segregated investment account called First Variable Annuity Fund E (the "Separate Account") or to the Company's Fixed Account. The Separate Account invests in selected Portfolios of two mutual funds: Variable Investors Series Trust ("VIST") and Federated Insurance Series ("Federated"). The Portfolios currently available under a Contract are: VIST High Income Bond, VIST Multiple Strategies, VIST Common Stock, VIST U.S. Government Bond, VIST Tilt Utility, VIST World Equity, VIST Growth & Income, VIST Small Cap and Federated Prime Money Fund II. (See "Investment Options.") The Company reserves the right, under certain circumstances, to delay the investment of initial Purchase Payments in VIST Portfolios, but does not currently do so. (See "Application and Issuance of a Contract.")

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION, NOR IS A CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. AN INVESTMENT IN THE CONTRACT IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACT IS SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENT.

     This Prospectus contains information that an investor should know before investing. A Statement of Additional Information about the Contract and the Separate Account, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents of the Statement of Additional Information can be found on page __ of this Prospectus. For a copy of the Statement of Additional Information, which is available at no cost, write the Company at its Variable Service Center or call the number shown above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.

                                 TABLE OF CONTENTS



                                                                    PAGE
                                                                    ----
DEFINITIONS
HIGHLIGHTS
FEE TABLE AND EXAMPLES
ACCUMULATION UNIT DATA
THE COMPANY
THE SEPARATE ACCOUNT
INVESTMENT OPTIONS
  Variable Investors Series Trust
  Federated Insurance Series
  Fixed Account Option
  Transfers Among Investment Options
    Prior to the Annuity Date
    During the Annuity Period
    General Requirements
    Systematic Transfers - Dollar Cost Averaging
    Asset Rebalancing Program
    Telephone Requests
    Restrictions on Transfers
    Automatic Transfer of Small Accounts
  Changes to Investment Options
CHARGES AND DEDUCTIONS
  Administrative Charge
  Annual Contract Maintenance Charge
  Mortality and Expense Risk Charge
  Optional Enhanced Death Benefit Charge
  Premium Taxes
  Withdrawal Charge
    Withdrawal Charge Percentages
    Partial Withdrawals
    Free Withdrawal Amount
    Waiver of Withdrawal Charge
  Other Charges and Expenses
    Fund Expenses
    Income Taxes
    Special Service Fees
    Elimination or Reduction of Charges and Expenses
THE CONTRACT
  Application and Issuance of a Contract
    Free Look Right
    Delayed Investment Start Date
  Purchase Payments
    General Requirements
    Conversion to Accumulation Units
    Automatic Investment Plan
  Contract Value
    Accumulation Unit Value
    Reports
  Ownership
    Assignment
  Change of Designations
  Owner
  Annuitant

    Beneficiary
    Restrictions on Qualified Contracts
  Minimum Value Requirements
    Termination of Small Accounts
    Transfer of Small Contract Value
DEATH BENEFIT PROVISIONS
  Death of the Annuitant
  Death of the Owner
    Basic Death Benefit
    Bonus Death Benefit
    Optional Enhanced Death Benefit
  Payment of Death Benefit
  Owners Other than a  Single Person
  Beneficiaries
ANNUITY PROVISIONS
  Annuity Date
  Annuity Payments
    Allocation
    Amount
    Annuitization Bonus
    Variable Annuity Payments
  Annuity Options
    Option A. Life Annuity
    Option B. Life Annuity with Periods Certain of 60, 120, 180 or
      240 Months
    Option C. Joint and Survivor Annuity
    Option D. Joint and Contingent Annuity
    Option E. Fixed Payments for a Period Certain
  Misstatement of Age or Sex
WITHDRAWALS
  Partial Withdrawals
  Systematic Withdrawals
  Tax Penalties and Restrictions
  Texas Optional Retirement Program
  Suspension of Payments or Transfers
PERFORMANCE INFORMATION
TAX CONSIDERATIONS
  General
  Death Benefits
  Diversification
  Contracts Owned by Other than Natural Person
  Multiple Contracts
  Income Tax Withholding
  Withdrawals from Non-Qualified Contracts
  Qualified Plans
    H.R. 10  Plans
    403(b) Annuities
    Individual Retirement Annuities
    Corporate Pension and Profit-Sharing Plans
    Section 457 Plans
   Withdrawals from Qualified Contracts
  Tax Sheltered Annuity - Withdrawal Limitations
OTHER MATTERS
  Financial Statements
  Distribution
  Legal Proceedings
  Transfers by Company
  Voting Rights
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                 DEFINITIONS

ACCOUNT - Fixed Account and/or one or more of the Sub-Accounts of the Separate Account.

ACCUMULATION PERIOD - The period during which Purchase Payments may be made prior to the Annuity Date.

ACCUMULATION UNIT - A unit of measure used to calculate the Contract Value of a Sub-Account of the Separate Account prior to the Annuity Date.

ACCUMULATION UNIT VALUE or AUV - The value of an Accumulation Unit on a Business Day.

ANNUITANT - The natural person on whose life Annuity Payments are based.

ANNUITY DATE - The date on which Annuity Payments begin.

ANNUITY PAYMENTS - The series of payments made to the Annuitant, or other payee selected by the Owner, after the Annuity Date under the Annuity Option elected.

ANNUITY PERIOD - The period after the Annuity Date during which Annuity Payments are made.

ANNUITY UNIT - A unit of measure used to calculate Variable Annuity Payments after the Annuity Date.

BENEFICIARY - The person(s) or entity who will receive the death benefit.

BUSINESS DAY - Each day that the New York Stock Exchange is open for trading, which is Monday through Friday, except for normal business holidays.

COMPANY - First Variable Life Insurance Company.

CONTRACT ANNIVERSARY - An anniversary of the Issue Date.

CONTRACT QUARTER - One quarter of a Contract Year. The first Contract Quarter begins on the Issue Date and ends on the last Business Day of the third contract month.

CONTRACT VALUE - The sum of the Owner's interest in the Sub-Accounts of the Separate Account and in the Fixed Account.

CONTRACT YEAR - One year from the Issue Date and from each Contract
Anniversary.

DISTRIBUTOR - First Variable Capital Services, Inc., 10 Post Office Square, Boston, MA 02109.

FIXED ACCOUNT - The Company's general investment account which contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

FIXED ACCOUNT VALUE - The Owner's interest in the Fixed Account during the Accumulation Period.

FIXED ANNUITY PAYMENTS- A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

FUNDS - Variable Investors Series Trust and Federated Insurance Series, each of which is an open-end management investment company in which the Separate Account invests.

INVESTMENT OPTION - The Fixed Account or any of the Sub-Accounts of the Separate Account which can be selected by the Owner of a Contract.

ISSUE DATE - The date on which the first Contract Year begins.

NON-QUALIFIED CONTRACTS - Contracts issued under retirement plans, or for other purposes, which do not receive favorable tax treatment under Sections 401, 403(b) 408, or 457 of the Internal Revenue Code.

OWNER - The person, persons or entity entitled to all the ownership rights under a Contract and in whose name a Contract has been issued.

PORTFOLIO - A Fund's separate and distinct class of shares that is available as an underlying investment under a Contract.

PURCHASE PAYMENT - An amount paid to the Company to provide benefits under the Contracts.

QUALIFIED CONTRACTS - Contracts issued under retirement plans which receive favorable tax treatment under Sections 401, 403(b) 408, or 457 of the Internal Revenue Code.

SEPARATE ACCOUNT - A separate investment account of the Company, designated as First Variable Annuity Fund E, into which Purchase Payments or Contract Values may be allocated.

SUB-ACCOUNT - A segment of the Separate Account which invests in a specified Portfolio of one of the Funds.

VALUATION PERIOD - The period of time between the close of one Business Day and the close of business for the next succeeding Business Day.

VARIABLE ACCOUNT VALUE - The Owner's interest in the Sub-Accounts of the Separate Account during the Accumulation Period, which vary in amount with the investment experience of each applicable Sub-Account.

VARIABLE ANNUITY PAYMENTS - A series of payments made during the Annuity Period which vary in amount with the investment experience of each applicable Sub-Account.

VARIABLE SERVICE CENTER - The Company's administrative service center for a Contract is P.O. Box 1317, 1206 Mulberry Street, Des Moines, IA 50305-1317.

WITHDRAWAL VALUE - The value of a Contract that is available during the Accumulation Period upon withdrawal or surrender. The Withdrawal Value is also used to determine Annuity Payments that begin during the first 2 Contract Years. Withdrawal Value equals the Contract Value as of the date the Company prices the transaction, less:
- any applicable taxes not previously deducted; less
- the Withdrawal Charge, if any; less
- the Annual Contract Maintenance Charge, if any; less
- the Optional Enhanced Death Benefit Charge, if any.

                                 HIGHLIGHTS

The Capital Six VA is an individual flexible payment variable annuity contract (the "Contract.") The Owner may allocate Purchase Payments among ten Investment Options under a Contract issued by First Variable Life Insurance Company (the "Company.") Nine of these options are Sub-Accounts of First Variable Annuity Fund E (the "Separate Account"), a segregated investment account of the Company. Purchase Payments may also be allocated to the Fixed Account of the Company.

Each Sub-Account invests exclusively in shares of a corresponding Portfolio of a selected mutual fund (a "Fund.") The selected Funds are Variable Investors Series Trust ("VIST") and Federated Insurance Series ("Federated.")
 The Portfolios currently available are: VIST Common Stock, VIST Growth & Income, VIST High Income Bond, VIST Multiple Strategies, VIST Small Cap, VIST Tilt Utility, VIST U.S. Government Bond, VIST World Equity, and Federated Prime Money Fund II (see "Investment Options.") Owners bear the investment risk for any amounts allocated to a Sub-Account.

Owners have the right to return a Contract according to the terms of its "free-look" right. The Company reserves the right to delay initial investments of Purchase Payments in the VIST Portfolios in certain instances, but it does not currently do so. (See "Application and Issuance of a Contract.")

Purchase Payments and other Contract Value allocated to the Fixed Account are guaranteed by the Company as to safety of principal and are credited a minimum 3% rate of interest on an annual basis. The Company, in its discretion, may credit a higher "current" interest rate. (See "Fixed Account Option.")

There is a daily Administrative Charge which is equal to a percentage of the daily net assets in each Sub-Account of the Separate Account for this class of Contract. The annual rate for this charge is .25%. This charge compensates the Company for costs associated with the administration of a Contract and the Separate Account. (See "Charges and
Deductions--Administrative Charge.")

There is an Annual Contract Maintenance Charge of $30 each Contract Year during the Accumulation Period. However, if the Contract Value on a Contract Anniversary is at least $100,000, then no charge is taken. (See "Charges and Deductions--Annual Contract Maintenance Charge.")

There is a daily Mortality and Expense Risk Charge which is equal to a percentage of the daily net assets in each Sub-Account of the Separate Account for this class of Contract. The annual rate for this charge is 1.25%. This charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions--Mortality and Expense Risk Charge.")

The Contract provides different forms of Death Benefits if the Owner dies before the Annuity Date. (See "Death Benefit Provisions.") If an Optional Enhanced Death Benefit is elected, there is a charge which is taken on each Contract Anniversary during the Accumulation Period up to the earlier of the Annuity Date or the Owner's 80th birthday. The charge is .35% of the Contract Value on the Contract Anniversary. The charge is also taken on the Annuity Date if the Annuity Date is other than a Contract Anniversary or at the time of surrender if a Contract is surrendered during a Contract Year, based on the Contract Value at that time. (See "Charges and Deductions -- Optional Enhanced Death Benefit Charge.")

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the Purchase Payments or Contract Values. (See "Charges and Deductions-- Premium Taxes.")

A Withdrawal Charge of up to 7% of Purchase Payments may be deducted during the first 6 Contract Years for a withdrawal or surrender of all or a portion of the Contract Value. The Withdrawal Charge will also apply if Contract Value is applied to an Annuity Option within the first 2 Contract Years (See "Annuity Provisions.") No Withdrawal Charge will be taken in any Contract Year on a partial withdrawal unless the amount withdrawn exceeds the annual Free Withdrawal Amount. The annual Free Withdrawal Amount is equal to 15% of Purchase Payments. The Withdrawal Charge will vary in amount, depending upon the Contract Year in which the Purchase Payment being surrendered was made. (See "Charges and Deductions--Withdrawal Charge.")

A ten percent (10%) federal income tax penalty may be applied to the income portion of any distribution from a Non-Qualified Contract before the Owner reaches age 59 1/2, with certain exceptions. Separate tax withdrawal penalties and restrictions apply to a Qualified Contract. Special restrictions apply to distributions from a 403(b) annuity. (See "Tax Considerations--Withdrawals from Non-Qualified Contracts," and "Withdrawals from Qualified Contracts," and "Withdrawal Limitations on 403(b) Annuities.")

For a further discussion on the taxation of a Contract, see "Tax
Considerations" and "Tax Considerations--Diversification" for a discussion of owner control of the underlying investments in a variable annuity contract.

VARIOUS CONTRACT RIGHTS, BENEFITS, AND INVESTMENT OPTIONS DESCRIBED IN THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL JURISDICTIONS, OR MAY DIFFER BETWEEN JURISDICTIONS TO MEET APPLICABLE LOCAL LAWS AND/OR REGULATIONS.

                          FEE TABLE AND EXAMPLES

The charges and deductions under a Contract are summarized in the following table. This table is designed to help an Owner understand direct and indirect costs for a Contract, but should be read only in conjunction with the detailed descriptions in the "Charges and Deductions" section of this prospectus. The table assumes that the entire Contract Value is invested in the Separate Account, and reflects expenses of the Separate Account as well as the Portfolios. Owners should read the accompanying prospectuses of the Funds carefully for further information of the expenses shown for each Portfolio. In addition to the expenses listed below, a charge for premium taxes may be applicable.

 OWNER TRANSACTION EXPENSES

   WITHDRAWAL CHARGE (See Note 1 below)   7%, Reducing by 1% each Contract Year
   (as a percentage of Purchase Payment)  after the Issue Date until the beginning of the seventh Contract
                                          Year, when the charge is 0%.

   ANNUAL CONTRACT MAINTENANCE CHARGE     $30 per Contract Year if Contract
                                          Value on a Contract Anniversary is
                                          less than $100,000.

   OPTIONAL ENHANCED DEATH BENEFIT        .35% (as a percentage of Contract
   CHARGE (see Note 2 below)              Value at the time the charge is
                                          taken each Contract Year until
                                          earlier of surrender, Annuity Date
                                          or the Owner's 80th birthday)


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average Variable Account Value)

          MORTALITY AND EXPENSE RISK CHARGE          1.25%
          ADMINISTRATIVE CHARGE                       .25%
                                                      ----
          Total Separate Account Annual Expenses      1.50%

FUNDS' ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)


                                                                                               Federated
                          VIST     VIST     VIST      VIST     VIST    VIST     VIST    VIST     Prime
                         Common   Growth   Hi. Inc.  Multiple  Small   Tilt    US Gov.  World     Money
                         Stock   & Income    Bond     Strat.    Cap   Utility   Bond    Equity   Fund II
----------------------------------------------------------------------------------------------------------
Mgmt. Fees                .70%    .75%      .70%      .70%      .85%    .65%    .60%      .70%     .55%
Other Operating
Expenses -
After Expense
Reimbursement             .47%    .50%      .50%      .50%      .50%    .50%    .25%      .50%     .25%
(see Note 3)
Total Annual Expenses    1.17%   1.25%     1.20%     1.20%     1.35%   1.15%    .85%     1.20%     .80%


EXAMPLES

An Owner would pay the following expenses on a $1,000 investment in a Contract, assuming a 5% annual return on assets and allocation of 100% of Purchase Payments to the Portfolio shown:

        a) upon surrender at the end of each time period (or if the Contract is annuitized during the first 2 Contract Years);
        b) if the Contract is not surrendered: (or if the Contract is annuitized after the first 2 Contract Years).

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                                                   1 Year     3 Years
                                                   ------     -------
               VIST Common Stock              a)    $122       $222
                                              b)    $ 57       $174
               VIST Growth & Income           a)    $123       $224
                                              b)    $ 58       $176
               VIST High Income Bond          a)    $122       $223
                                              b)    $ 58       $175
               VIST Multiple Strategies       a)    $122       $223
                                              b)    $ 58       $175
               VIST Small Cap                 a)    $124       $227
                                              b)    $ 59       $179
               VIST Tilt Utility              a)    $122       $222
                                              b)    $ 57       $173
               VIST U.S. Government Bond      a)    $119       $213
                                              b)    $ 54       $164
               VIST World Equity              a)    $122       $223
                                              b)    $ 58       $175
               Federated Prime Money Fund II  a)    $118       $211
                                              b)    $ 54       $163
NOTES ON FEE TABLES AND EXAMPLES

1. After the second Contract Year, the entire Contract Value may be applied to an Annuity Option and no Withdrawal Charge will be taken. In each Contract Year during the Accumulation Period, an Owner may request a "partial withdrawal" of an amount of up to 15% of Purchase Payments without a Withdrawal Charge. Amounts so withdrawn do not reduce the Purchase Payments subject to a withdrawal charge. The 15% free withdrawal has not been factored into the Examples above, and is not available on a full surrender.

2. If an Optional Enhanced Death Benefit is elected by the Owner at time of application for a Contract, the Company deducts an annual charge on each Contract Anniversary during the Accumulation Period until the earlier of the Annuity Date or the Owner's 80th birthday. Also, the charge is taken if the Annuity Date is other than a Contract Anniversary or if a Contract is surrendered during a Contract Year, based on the Contract Value at that time.
 (See "Charges and Deductions -Optional Enhanced Death Benefit Charge.")

3. First Variable Advisory Services Corp. ( "Investment Adviser" ) has agreed through April 1, 1997 to reimburse Variable Investors Series Trust for all operating expenses (exclusive of management fees) in excess of .50% of a Portfolio's average net assets (.25% in the case of the U.S. Government Bond Portfolio). Had the Investment Adviser not reimbursed expenses of the Portfolios, for the year ended December 31, 1995, the VIST Annual Expenses were 1.19% for the Common Stock Portfolio; 2.04% for the High Income Bond Portfolio; 1.33% for the Multiple Strategies Portfolio; 1.51% for the Tilt Utility Portfolio; 1.59% for the U.S. Government Bond Portfolio; and 1.67% for the World Equity Portfolio.

                             ACCUMULATION UNIT DATA



On the date of this Prospectus, sales of the Contract had not commenced and, accordingly, the value of Accumulation Units is not shown.


                                    THE COMPANY

First Variable Life Insurance Company (the "Company") is a stock life insurance company which was organized under the laws of the State of Arkansas in 1968. The Company is principally engaged in the annuity business. The Company is licensed in 49 states, the District of Columbia and the U.S. Virgin Islands. The Company is a wholly-owned subsidiary of Irish Life of North America, Inc. ("ILoNA") which in turn is beneficially owned by Irish Life plc ("Irish Life"). ILoNA also owns Interstate Assurance Company ("Interstate") of Des Moines, IA. Irish Life was formed in 1939 through a consolidation of a number of Irish and British Life offices transacting business in Ireland. In terms of assets, Irish Life controls over 50% of the Irish domestic life insurance market. As Ireland's leading institutional investor, it owns in excess of 10% of the leading Irish publicly traded stocks. Irish Life, through its international subsidiaries, conducts business in Ireland, the United Kingdom, the United States and France. As of the end of 1995, the Irish Life consolidated group had in excess of $11 billion in assets. ILoNA is a Delaware corporation, incorporated as Carrig International, Inc. in 1986, which is the holding company for Interstate and the Company.

The Company has an A- (Excellent) rating from A.M. Best, an independent firm that analyzes insurance carries. This rating is assigned to companies that have a strong ability to meet obligations to policyholders over a long period of time. The Company also has an AA- rating from Standard and Poor's and an AA rating from Duff & Phelps Credit Rating Co. on claims paying ability. The financial strength of the Company may be relevant with respect of the Company's ability to satisfy its Fixed Account obligations under the Contracts.

                              THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Arkansas insurance law on December 4, 1979. This account has been designated First Variable Annuity Fund E (the "Separate Account"). The Company has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

The assets of  the Separate Account are the property of the Company.
However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under a Contract are general obligations.

The Separate Account meets the definition of a "separate account" under the federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of a selected Fund. Owners bear the complete investment risk for Purchase Payments and Contract Value allocated or transferred to a Sub-Account. Contract Values fluctuate in accordance with the investment performance of the Sub-Account(s), and reflect the imposition of fees and charges assessed under a Contract.

                             INVESTMENT OPTIONS

Owners of a Contract may allocate Purchase Payments and Contract Value to one or more Sub-Accounts of the Separate Account and to the Fixed Account. Each Sub-Account invests exclusively in a Portfolio of a selected Fund. A brief summary of the Funds and the investment objectives of the currently available Portfolios is set forth below. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Portfolios which are included with this prospectus. The prospectuses for the Funds may describe other portfolios that are not available under a Contract. THERE IS NO ASSURANCE THAT THE AVAILABLE PORTFOLIOS WILL ACHIEVE THEIR STATED OBJECTIVES. Investors should read this prospectus and the prospectuses for the Funds carefully before investing. To obtain prospectuses for the Funds write the Company at its Variable Service Center or call the number shown on the cover page.

VARIABLE INVESTORS SERIES TRUST

Variable Investors Series Trust ("VIST") is an open-end management investment company that was formed as a series trust to provide funding options for variable life insurance and variable annuity contracts. Effective April 1, 1994, VIST retained First Variable Advisory Services Corp. ("FVAS") to manage its assets. FVAS is a wholly-owned subsidiary of the Company and retains the services of sub-advisers under agreements to manage the assets of the VIST Portfolios. The sub-advisers for the VIST Portfolios currently available under a Contract are: Value Line, Inc. with respect to VIST Common Stock and Multiple Strategies; Warburg, Pincus Counsellors, Inc. with respect to VIST Growth & Income; Federated Investment Counseling with respect to VIST High Income Bond; Pilgrim Baxter & Associates, Ltd. with respect to VIST Small Cap; State Street Bank and Trust Company with respect to VIST Tilt Utility; Strong Capital Management, Inc. with respect to VIST U.S. Government Bond; and Keystone Investment Management Co. with respect to VIST World Equity. Prior to April 1, 1994, INVESCO Capital Management, Inc. was the investment adviser of VIST and managed its assets.

Each Portfolio has a distinct investment objective and policy. The investment objectives of the Portfolios available under a Contract are:

VIST COMMON STOCK. The investment objective of this Portfolio is capital growth which it seeks to achieve through a policy of investing primarily in a diversified portfolio of common stocks and securities convertible into or exchangeable for common stock. The secondary objective is current income when consistent with its primary objective.

VIST GROWTH & INCOME. The investment objectives of this Portfolio are to provide current income and growth of capital. The Portfolio seeks to achieve its objectives by investing in equity securities, fixed income securities and money market instruments. The portion of the Portfolio invested at any given time in each of these asset classes will vary depending on market conditions, and there may be extended periods when the Portfolio is primarily invested in one of them. In addition, the amount of income derived from the Portfolio will fluctuate depending on the composition of the Portfolio's holdings and will tend to be lower when a higher portion of the Portfolio is invested in equity securities. The Portfolio may also purchase without limitation dollar-denominated American Depository Receipts ("ADRs.") ADRs are issued by domestic banks and evidence ownership of underlying foreign securities.

VIST HIGH INCOME BOND. The investment objective of this Portfolio is to obtain as high a level of current income as is believed to be consistent with prudent investment management. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio seeks to achieve its investment objectives by investing primarily in fixed-income securities rated lower than A. Many of the high yield securities in which the Portfolio may invest are commonly referred to as "junk bonds." For special risks involved with investing in such securities (including among others, risk of default and illiquidity) see "Investment Objectives and Policies of the Portfolios - High Income Bond Portfolio" in the VIST prospectus.

VIST MULTIPLE STRATEGIES. The investment objective of this Portfolio is to seek as high a level of total return over an extended period of time as is considered consistent with prudent investment risk by investing in equity securities, bonds, and money market instruments in varying proportions.

VIST SMALL CAP. The investment objective of this Portfolio is to seek capital appreciation. The Portfolio will invest, under normal conditions, at least 65% of its total assets in securities of companies with market capitalization or annual revenues under $1 billion at the time of purchase.

VIST TILT UTILITY. The investment objective of this Portfolio is to seek capital appreciation and current income by investing in a diversified portfolio of common stock and income securities issued by companies engaged in the utilities industry ("Utility Securities.") Under normal market conditions, at least 80% of the Portfolio's assets will be invested in Utility Securities. The Portfolio is intended to achieve investment returns that are higher than the Standard & Poor's Utilities Index with equivalent risk, diversification and price volatility. Prior to April 1, 1994, the Tilt Utility Portfolio was known as the Equity Income Portfolio and had different investment objectives, policies and restrictions.

VIST U.S. GOVERNMENT BOND. The investment objective of this Portfolio is to seek current income and preservation of capital through investment primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies, authorities, or instrumentalities.

VIST WORLD EQUITY. The investment objective of this Portfolio is to maximize long-term total return by investing primarily in common stocks, and securities convertible into common stocks, traded in securities markets
located in countries around the world, including the United States.   See
"Foreign Investments" under "Policies and Techniques Applicable to all Portfolios" in the VIST prospectus for a discussion of the risks involved in investing in foreign securities.

FEDERATED INSURANCE SERIES

Federated Insurance Series ("Federated") is an open-end investment management company that was formed as a series trust to provide funding options for variable life insurance and variable annuity contracts. Pursuant to an investment advisory contract with Federated, investment decisions for Federated are made by Federated Advisers, an affiliate of Federated Investment Counseling.

FEDERATED PRIME MONEY FUND II. The investment objective of the Portfolio is to provide current income consistent with stability of principal and liquidity. The Fund pursues its investment objective by investing exclusively in a portfolio of money market instruments maturing in 397 days or less. An investment in the Federated Prime Money Fund II Portfolio is neither insured nor guaranteed by the U.S Government.

FIXED ACCOUNT OPTION

This Prospectus is generally intended to describe the Contract and Separate Account. Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940, as amended. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the Fixed Account.

The Company guarantees that it will credit interest to Contract Value in the Fixed Account at minimum rate of 3% per year. Additional amounts of "current" interest may be credited by the Company in its sole discretion.
The initial current interest rate will be guaranteed for at least one year. New Purchase Payments and transfers from the Separate Account allocated to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Contract Value existing in the Fixed Account. The Company determines current interest rates in advance, and credits interest daily to Fixed Account Value.

TRANSFERS AMONG INVESTMENT OPTIONS

An Owner may transfer Contract Value among Investment Options each Contract Year without a Transfer Fee.

PRIOR TO THE ANNUITY DATE. Contract Value to be transferred from the Fixed Account to other Investment Options in any Contract Year may not exceed:

- 25% of the Fixed Account Value on the Issue Date for transfers during the first Contract Year; or

- for transfers after the first Contract Year, the greater of 25% of Fixed Account Value on the immediately preceding Contract Anniversary or 100% of the Fixed Account Value transferred to other Investment Options during the immediately preceding Contract Year.

DURING THE ANNUITY PERIOD.  The Owner may make a transfer once each Contract
Year: (i) from one or more Sub-Accounts to other Sub-Accounts; or (ii) to the Fixed Account. No transfers will be permitted from the Fixed Account to the Separate Account. Amounts transferred from a Sub-Account to the Fixed Account are subject to certain procedures set out in the Contract.

GENERAL REQUIREMENTS.  All transfers are subject to the following:

-   The minimum amount which may be transferred is the lesser of (a) $1,000;
    or (ii) the Owner's entire interest in the applicable Sub-Account or Fixed Account.

- Any transfer instruction must clearly specify the amount which is to be transferred and the Accounts which are to be affected.

- The Company reserves the right at any time and without prior notice to any party to modify, suspend or terminate the transfer privileges, including, but not limited to, the description in "Suspension of Payments or Transfers".

SYSTEMATIC TRANSFERS - DOLLAR COST AVERAGING.   The Company permits
systematic transfers, such as a dollar cost averaging program, that an Owner may elect by written request. Through systematic transfers, amounts are systematically transferred each month or quarter from a selected Investment Option to other per-selected Investment Options. The dollar cost averaging program permits transfers from the Federated Prime Money Fund II Sub-Account or the Fixed Account to other Sub-Account(s) on a regularly scheduled basis. Through use of systematic transfers, instead of transfers of the total Contract Value at one particular time, an Owner may be less susceptible to the impact of market fluctuations. The minimum amount which may be transferred is $250. The Company may require a minimum amount of Contract Value before permitting systematic transfers. The Company requires $6,000 of Contract Value to be in the Prime Money Fund II Sub-Account or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin.

All systematic transfers are made on the same day of each month or quarter (or the next Business Day if the same day of the month or quarter is not a Business Day). Under certain circumstances, the Company may impose restrictions on an Owner's ability to participate in the dollar cost averaging program and limitations on the amounts that can be transferred from the Fixed Account to any Sub-Accounts under a systematic transfer program.
An Owner participating in the dollar cost averaging program may not participate in the systematic withdrawal program. (See "Withdrawals--Systematic Withdrawals.")

ASSET REBALANCING PROGRAM. The Company administers an asset rebalancing program that an Owner may elect by written request to the Company at its Variable Service Center. The asset rebalancing program enables the Owner to indicate to the Company the percentage levels of Contract Value he or she would like to maintain in particular Sub-Accounts. On the last Business Day of each Contract Quarter, the Contract Value will be automatically rebalanced to maintain the indicated percentages by transfers among the Separate Account Investment Options. All Contract Value allocated to the Separate Account Investment Options must be included in the asset rebalancing program. Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work in concert with the asset rebalancing program. Therefore, Owners should monitor their use of these programs and other transfers or withdrawals while the asset rebalancing program is being used.

TELEPHONE REQUESTS. Prior to the Annuity Date, an Owner may elect to make transfers by telephone. If there are Joint Owners, unless the Company is informed to the contrary, instructions will be accepted from either one of the Joint Owners. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company tape records all telephone instructions.

RESTRICTIONS ON TRANSFERS. Programmed or other frequent requests to transfer Investment Options by, or on behalf of, an Owner may have a detrimental effect on the Fund share values held in the Separate Account. The Company may therefore limit the number of permitted transfers in any Contract Year, or refuse to honor any transfer request on behalf of an Owner or a group of Owners if it is informed that the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading, or if a specific transfer or group of transfers is deemed to have a detrimental effect on AUV or Portfolio share prices.

The Company may also at any time suspend or cancel its acceptance of third party authorizations on behalf of an Owner or restrict the Investment Options that will be available for transfers. Notice will be provided to the third party in advance of the restrictions. The restrictions will not be imposed, however, if the Company is given satisfactory evidence that: (a) the third party has been appointed by the Owner to act on the Owner's behalf for all financial affairs; or (b) the third party has been appointed by a court of competent jurisdiction to act on the Owner's behalf.


AUTOMATIC TRANSFER OF SMALL ACCOUNTS. The Company reserves the right, to the extent permitted by law, on any Business Day to transfer Contract Value held in any Investment Option if the Contract Value in that Investment Option is less than $250, to the Investment Option with the then highest Contract Value. (See "The Contract--Minimum Value Requirements.")


CHANGES TO INVESTMENT OPTIONS

New Sub-Accounts may be established and additional Portfolios or mutual funds may be made available by the Company when, in its sole discretion, it determines that conditions so warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.
Each additional Sub-Account will purchase shares in a Portfolio of a Fund, or in another mutual fund or investment vehicle.


The Company does not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or, if in the judgment of the Company, further investment in the shares should become inappropriate in view of the purpose of the Contracts, the Company may limit further purchase of these shares or may substitute shares of another Portfolio, or mutual fund or other investment option for shares already purchased or to be purchased in the future. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose. The Company will send prior notice of any substitution to Contract Owners.


                              CHARGES AND DEDUCTIONS

Various charges and deductions are made from Contract Value and the Separate Account. These are:

ADMINISTRATIVE CHARGE

The Company deducts on each Business Day, both prior to and during the Annuity Period, an Administrative Charge which is equal to a percentage of the daily net assets in each Sub-Account for this class of Contract. The annual rate for this charge is .25%. This charge, together with the Annual Contract Maintenance Charge (see below), compensates the Company for costs associated with the administration of a Contract and the Separate Account. The Company does not intend to profit from this charge.

ANNUAL CONTRACT MAINTENANCE CHARGE

During the Accumulation Period, the Company deducts an Annual Contract Maintenance Charge of $30 from the Contract Value on each Contract Anniversary. However, if the Contract Value on a Contract Anniversary is at least $100,000, then no Annual Contract Maintenance Charge will be deducted. If a total withdrawal is made on other than a Contract Anniversary, and the Contract Value at the time is less than $100,00, the Annual Contract Maintenance Charge will be deducted.

This charge is to reimburse the Company for its administrative expenses. This charge is deducted by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Account bears to the total Contract Value. If the Annuity Date is not a Contract Anniversary, the Annual Contract Maintenance Charge will be deducted on the Annuity Date. After the Annuity Date, no Annual Contract Maintenance Charge is taken. The Company does not intend to profit from this charge.

MORTALITY AND EXPENSE RISK CHARGE

The Company deducts on each Business Day, both prior to and during the Annuity Period, a Mortality and Expense Risk Charge which is equal to a percentage of the daily net assets in each Sub-Account of the Separate Account for this class of Contract. The annual rate for this charge is 1.25%. The mortality risks assumed by the Company arise from its contractual obligation to make annuity payments after the Annuity Date for the life of the Annuitant and to waive the Withdrawal Charge in the event of the death of the Owner. The Company also bears a mortality risk with respect to the death benefit. The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Annual Contract Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge. If the actual costs for distribution of the Contract exceed the amount realized by the Company from the Withdrawal Charge, the deficiency will be met from the Company's general assets which may include amounts, if any, derived from the Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

OPTIONAL ENHANCED DEATH BENEFIT CHARGE

An Owner may elect an enhanced death benefit at the time of application for a Contract. This benefit guarantees that upon death of the Owner while the enhanced death benefit is in effect, the death benefit payable under the Contract will be at least equal to the sum of Purchase Payments less amounts attributable to Withdrawals (including applicable charges), accumulated at an annual rate of 4.5% up to a maximum amount equal to twice the sum of Purchase Payments. The enhanced death benefit ends on the earliest of: (a) the date of the Owner's death; (b) the Owner's 80th birthday; or (c) the Annuity Date.
 The enhanced death benefit may also end if a new owner is designated. If this option is elected, the Company deducts an Enhanced Death Benefit Charge on each Contract Anniversary prior to earlier of the Annuity Date or the Owner's 80th birthday based on the Contract Value on the Contract Anniversary. The charge is also deducted on the Annuity Date if the Annuity Date is on a date other than a Contract Anniversary, at the time of surrender, or if the Contract is surrendered based on the Contract Value at that time. The Enhanced Death Benefit Charge is equal to .35% of the Contract Value at the time the charge is taken. The charge is assessed pro-rata among the Investment Options under a Contract, and will result in a cancellation of Accumulation Units credited to a Contract and reduction in Fixed Account Value. (See "Death of the Owner.")

PREMIUM TAXES

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the Contract Values. The Company currently intends to deduct premium taxes when incurred. Some states assess premium taxes at the time Purchase Payments are made; others assess premium taxes at the time annuity payments begin. Premium taxes generally range from 0% to 4%.

WITHDRAWAL CHARGE

The Company incurs expenses in connection with the promotion, sale and distribution of the Contract. To recover these expenses, the Company imposes a Withdrawal Charge on the withdrawal or surrender of Contract Value during the first 6 Contract Years (see "Withdrawals.") The Withdrawal Charge is also imposed on the Annuity Date if the Annuity Date is within the first 2 Contract Years. (See "Annuity Provisions--Annuity Date.") To the extent that the Withdrawal Charge is insufficient to cover the actual cost of distribution, the Company may use any of its corporate assets, including potential profit which may arise from the Mortality and Expense Risk Charge, to provide for any difference.

The Withdrawal Charge is determined by applying the Withdrawal Charge percentages shown below to the Purchase Payments deemed withdrawn, surrendered, or applied to an Annuity Option. The charge will vary depending on the Contract Year. Purchase Payments are deemed withdrawn in the order in which they are made. The amount deducted from the Contract Value will be determined by subtracting values from the Fixed Account and/or canceling Accumulation Units from each applicable Sub-Account in the ratio that the value of each Account bears to the total Contract Value, unless another method is requested and the Company approves the request.

WITHDRAWAL CHARGE PERCENTAGES.  The  Withdrawal Charge percentages are:

Contract Year                    1    2    3    4    5    6        7+
Withdrawal Charge Percentage     7%   6%   5%   4%   3%   2%       0%


PARTIAL WITHDRAWALS. Prior to the Annuity Date, an Owner may make partial withdrawals each Contract Year provided that the minimum Contract Value after each partial withdrawal is $1,000. A partial withdrawal must be for at least $1,000 or, if less, the Owner's entire interest in the Investment Option from which the partial withdrawal is requested to be taken. (See "Withdrawals--Systematic Withdrawals.") The Withdrawal Charge on a partial withdrawal is deducted from the remaining Contract Value, if sufficient; otherwise it is deducted from the amount withdrawn. Unless the Owner requests otherwise, partial withdrawals will ordinarily result in the cancellation of Accumulation Units from each Sub-Account and a reduction in Fixed Account Value in the ratio that each Sub-Account and the Fixed Account bears to the total Contract Value (See "Withdrawals.")


Withdrawal requests that would result in remaining Withdrawal Value of less than $1,000 may be deemed a surrender and termination of the Contract (See "Minimum Value Requirements - Termination of Small Accounts.")

FREE WITHDRAWAL AMOUNT. No Withdrawal Charge will be taken on a partial withdrawal unless the amount withdrawn exceeds the Free Withdrawal Amount.
In any Contract Year, the annual Free Withdrawal Amount for partial withdrawals is equal to 15% of Purchase Payments. These 15% withdrawals do not reduce Purchase Payments for purposes of computing the Withdrawal Charge.
 The Withdrawal Charge will apply to the amount withdrawn or surrendered during any of the first 6 Contract Years that exceeds 15% of Purchase Payments. The unused portion of the Free Withdrawal Amount for one Contract Year will not carry-over to the next Contract Year. The Free Withdrawal Amount is not available on a total surrender or on withdrawal requests that fail to meet the minimum remaining Contract Value requirement for a partial withdrawal. (See "Minimum Value Requirements - Termination of Small Accounts.")

WAIVER OF WITHDRAWAL CHARGE.  The Company will waive the Withdrawal Charge:

-  If any death benefits are paid; or
- If the Contract Value is applied after the first 2 Contract Years to an Annuity Option. (See "Annuity Provisions.")

Subject to state availability, the Company will also waive the Withdrawal
Charge:

- If the Owner or Owner's spouse is diagnosed with a terminal illness. The Company may require evidence of such illness, including an examination by a licensed physician of the Company's choice. Or,

- After the first Contract Year if the Owner or the Owner's spouse is confined for the immediately preceding 90 consecutive days in a qualifying nursing home.

To qualify for a waiver of charges based on confinement in a qualifying nursing home, the Owner or the Owner's spouse, as the case may be, must never have been confined in a qualifying nursing home on or before the date of application for the Contract.

Owners should review their Contracts carefully for a complete description of the terminal illness and nursing home waiver of charges requirements.

OTHER CHARGES AND EXPENSES

FUND EXPENSES. There are other deductions from, and expenses paid out of, the assets of the Portfolios of a Fund which are described in the accompanying prospectuses for the Funds.

INCOME TAXES. While the Company is not currently reducing Contract Value for federal income taxes of the Separate Account, the Company reserves the right to do so if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a Company reserve for taxes and whether or not it was sufficient.

The Company will deduct any withholding taxes required by applicable law when amounts are distributed from a Contract. (See "Tax Status--Income Tax Withholding.")

SPECIAL SERVICE FEES. The Company may charge Owners for special services, such as additional reports, systematic withdrawals, dollar cost averaging, the asset rebalancing program, and minimum distributions. As of the date of this Prospectus, it does not charge for these special services.

ELIMINATION OR REDUCTION OF CHARGES AND EXPENSES. The charges and expenses on a Contract may be reduced or eliminated, in whole or in part, when sales of a Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales or administration expenses. Any reduction will be determined by the Company after examination of relevant factors such as:

- the size and type of group to which sales are to be made because the expenses for a larger group are generally less than for a smaller group since large numbers of Contracts may be implemented with fewer contacts;

- the total amount of Purchase Payments to be received because expenses are likely to be less on larger Purchase Payments than on smaller ones;

- any prior or existing relationship with the Company because of the likelihood of implementing the Contract with fewer contacts; and

- other circumstances, of which the Company is not presently aware, which could result in reduced expenses.

Charges may also be eliminated when a Contract is issued to an officer, director or employee of the Company or any of its affiliates. In no event will reductions or elimination of the charges be permitted where reductions or elimination will be unfairly discriminatory to any person.

                                 THE CONTRACT

APPLICATION AND ISSUANCE OF A CONTRACT

An application, or other request form acceptable to the Company, must be completed and submitted to the Company to purchase a Contract, together with the minimum required initial Purchase Payment. (See "Purchase Payments - General Requirements.") A Contract ordinarily will be issued in respect of Owners and Annuitants up to Age 85. Investors in Qualified Contracts for Owners and Annuitants beyond Age 70 1/2 should consult with qualified tax advisers on the impact of minimum distribution requirements under their retirement plans. Any required annual minimum distribution amount should be withdrawn from an existing retirement plan before amounts are transferred to purchase a Qualified Contract. (See "Tax Considerations - Withdrawals from Qualified Contracts.")

The Owner, Annuitant, and Beneficiary on a Contract are initially designated by the applicant and subject to the Company's underwriting rules. If the application for a Contract is in good order, the Company will apply the Purchase Payment within 2 business days of receipt: (a) to the Separate Account and credit the Contract with Accumulation Units; and/or (b) to the Fixed Account and credit the Contract with dollars. If the application for a Contract is not in good order, the Company will attempt to get it in good order or the Company will return the application and the Purchase Payment within 5 business days. The Company will not retain a Purchase Payment for more than 5 business days while processing an incomplete application unless it has been authorized by the purchaser. The Company may decline any application.

FREE LOOK RIGHT. An Owner has the right to review a Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to the Company or to the agent through whom it was purchased. When the Contract is returned to the Company during the permitted period, it will be voided as if it had never been in force. The Company will ordinarily refund the Contract Value (which may be greater or less than the Purchase Payments received) on a Contract returned during the permitted period, unless a different amount is required. The "free look" period is typically 10 days, and may be greater depending on state requirements.

DELAYED INVESTMENT START DATE. Initial Purchase Payments are allocated to the Sub-Accounts or to the Fixed Account as selected by the Owner. On the date of this Prospectus, the Company does not delay investment start dates and will allocate Purchase Payments to the selected Investment Options upon issuance of a Contract. The Company reserves the right, however, to allocate initial Purchase Payments to the Prime Money Fund II Sub-Account for an investment delay period before they will be invested (together with any investment gain) in any other Sub-Account(s) designated by the Owner. If the Company elects to delay such initial investments in Sub-Accounts, the delay would apply where a Contract is issued subject to a requirement that Purchase Payments be refunded upon the exercise of the Free Look Right. Allocation to the Sub-Account(s) designated by the Owner would be made at the end of the free look' inspection period. The investment delay period would be measured from the date a Contract is issued from the Variable Service Center. It would include up to 5 days to provide time for mail or other delivery of the Contract to the Owner in addition to the applicable "free look" inspection period.

Should the Company elect to delay investment start dates, it will so advise prospective investors in a Contract.

PURCHASE PAYMENTS

GENERAL REQUIREMENTS. The initial Purchase Payment is due on the Issue Date. Unless the Owner participates in the automatic investment plan described below, the minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. The minimum amount for each subsequent Purchase Payment is $200, unless an automatic investment plan is in effect. The Company reserves the right to decline any Purchase Payment. Unless the Company consents otherwise, the maximum amount of cumulative Purchase Payments is $1,000,000.

CONVERSION TO ACCUMULATION UNITS. Purchase Payments allocated to the Sub-Account(s) of the Separate Account are converted into Accumulation Units and credited to a Contract on the basis of Accumulation Unit Value next determined after receipt of a Purchase Payment. Calculations of Accumulation Unit Value for each Sub-Account are made as of the end of each Business Day. This is done by dividing each Purchase Payment allocated to a Sub-

Account by the dollar value of an Accumulation Unit of that Sub-Account as of the end of the Business Day. Initial Purchase Payments are converted into Accumulation Units when a Contract is issued.

AUTOMATIC INVESTMENT PLAN. An Owner may elect to make Purchase Payments to a Contract by pre-authorized transfers from a checking account. The checking account must be with a bank that is a member of the Automated Clearing House
(ACH). Purchase Payments under this method may be allocated to a Sub-Account, but not to the Fixed Account (see "Investment Options.") If an automatic investment plan is elected, the Company will lower its Purchase Payment requirements as follows:

- For a Non-Qualified Contract, the initial Purchase Payment may be as low as $1,000 if the applicant furnishes bank draft instructions for subsequent Purchase Payments of at least $100 each.

- For a Qualified Contract, the initial Purchase Payment may be as low as $500 if the applicant furnishes bank draft instructions for subsequent Purchase Payments of at least $100 each.

- The Company may further reduce the minimum Purchase Payment requirement on automatic investment plans for a Contract issued under certain group sponsored arrangements. Participation in the automatic investment plan may be suspended or terminated if there are insufficient funds in the checking account to cover any transfer.

CONTRACT VALUE

The Contract Value on any Business Day is the sum of the Owner's interest in the Sub-Accounts of the Separate Account and in the Fixed Account. The Owner's interest in a Sub-Account is determined by multiplying the number of that Sub-Account's Accumulation Units credited to a Contract by the Accumulation Unit Value, or "AUV," for the Sub-Account.

ACCUMULATION UNIT VALUE. AUVs for each Valuation Period fluctuate to reflect the performance of the Sub-Accounts. The AUV for a Sub-Account on any Business Day is priced by the Company as follows:

- The Accumulation Unit Value of the Sub-Account is based on the net asset value per share of the underlying Portfolio.

- Any applicable charge (or credit) for federal and state taxes attributable to the Sub-Account is subtracted (or added).

- The cumulative unpaid Mortality and Expense Risk Charge, and the cumulative unpaid Administrative Charge is subtracted.

- The result is divided by the total number of Accumulation Units held in the Sub-Account, before the purchase or redemption of any Accumulation Units at the end of the current Business Day.

The AUV for one Sub-Account may differ from the AUV of a different Sub-Account and may increase or decrease from Business Day to Business Day.

REPORTS. The Company will provide the Owner with reports on Contract Value at least annually. Additional reports may be requested by the Owner. The Company reserves the right to impose a charge for the cost of providing any additional reports, but does not currently do so.

OWNERSHIP

The Owner has all rights and may receive all benefits under the Contract. The Owner is the person designated by the applicant, unless changed. Upon the death of the Owner, the Beneficiary is the Owner.

ASSIGNMENT. The Owner may, at any time during his or her lifetime, assign his or her rights under the Contract. The Company will not be bound by any assignment until written notice is received by the Company at its Variable Service Center. The Company is not responsible for the validity or tax consequences of any assignment. The Company will not be liable as to any payment or other settlement made by the Company before receipt of the assignment. Assignment of a Non-Qualified Contract may be considered a distribution subject to federal income taxes including, with certain exceptions, a 10% penalty tax before age 59 1/2. Owners of Qualified Contracts should consult a competent tax adviser as to any mandatory restrictions on assignment in their retirement plans and the impact of income taxes on permitted assignments. (See "Tax Considerations.")

CHANGE OF DESIGNATIONS

A request to change the designated Owner, Annuitant, or Beneficiary must be made in writing and received by the Company at the Variable Service Center. The change will become effective as of the date the written request is signed. A new designation will not apply to any payment made or action taken by the Company prior to the time it records the change.

A permitted change of a designation will automatically revoke any prior designation of the same type (e.g., a change of Owner revokes a prior change of Owner; a change of Annuitant revokes a prior change of Annuitant; a change of Beneficiary revokes a prior change of Beneficiary).

OWNER.  The Owner may change the Owner at any time prior to the Annuity Date.

ANNUITANT. A new Annuitant may be designated by the Owner prior to the Annuity Date, but not if the Contract is owned by a non-natural person. The Owner may automatically become the Annuitant if a new Annuitant is not designated within 30 days of the death of the Annuitant prior to the Annuity Date. (See "Death of Annuitant.")

BENEFICIARY.   Subject to the rights of any irrevocable Beneficiary(ies), the
Owner may change the primary Beneficiary(ies) or contingent Beneficiary(ies).

RESTRICTIONS ON QUALIFIED CONTRACTS. Any Qualified Contract may have restrictions on changes of Owner, Annuitant or Beneficiary. An Owner should consult a competent tax adviser as to the tax consequences which may result.

MINIMUM VALUE REQUIREMENTS

TERMINATION OF SMALL ACCOUNTS. A withdrawal request that would cause the remaining Withdrawal Value to be less than $1,000 may be deemed a surrender of the Contract by the Company. The Company reserves the right to terminate the Contract. In such event, the Company will pay the Withdrawal Value to the Owner.

The Company also reserves the right to terminate a Contract if the Withdrawal Value on any Business Day falls below $1,000 and no Purchase Payments were received by the Company during the current Contract Year and the preceding 2 Contract Years. Prior to terminating small accounts for failure to pay Purchase Payments, the Company will provide Owners with 30 day notice, and an opportunity to make an additional Purchase Payment to increase the Contract Value above the minimum amount during this period.

Payments resulting from the termination of a Contract may be considered a taxable distribution and may be subject, with certain exceptions, to a 10% penalty tax for distributions before age 59 1/2. (See "Tax Considerations.")


TRANSFER OF SMALL CONTRACT VALUE. The Company reserves the right, to the extent permitted by law, to transfer the amount of Contract Value held in a particular Investment Option if, on any Business Day, the Contract Value in that Investment Opion is less than $250, to the Investment Option under a Contract that has the highest Contract Value.

                         DEATH BENEFIT PROVISIONS

DEATH OF THE ANNUITANT

Upon the death of the Annuitant prior to the Annuity Date, the Owner may designate a new Annuitant. If no designation is made within 30 days of the death of the Annuitant, the Owner will become the Annuitant. However, if the Owner is a non-natural person, then the death of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated. (See "Death of the Owner.")

Upon the death of the Annuitant after the Annuity Date, the Death Benefit, if any, will be as specified in the Annuity Option elected and will be paid at least as rapidly as under the method in effect prior to the Owner's death. (See "Annuity Provisions--Annuity Options.")

DEATH OF THE OWNER

The Contract provides for a Death Benefit to be paid to the Beneficiary upon the death of an Owner prior to the Annuity Date. Subject to state availability, the Death Benefit is:

-  the Basic Death Benefit; or

- if greater and if no withdrawals of Contract Value have been taken during the Owner's lifetime, the Bonus Death Benefit; or

-  if greater and if elected, the Enhanced Death Benefit.

Upon the death of an Owner on or after the Annuity Date, any remaining payments under the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

BASIC DEATH BENEFIT.  The Basic Death Benefit is the greater of:

- Purchase Payments less the sum of any reductions in Contract Value attributable to partial withdrawals during the Owner's lifetime (including applicable charges); or

-  the Contract Value.

BONUS DEATH BENEFIT.  The Bonus Death Benefit is the greater of:

-  the Basic Death Benefit on the date of the Owner's death; or

-  the Step Up Amount in effect on the date of the Owner's death.

A Step Up Amount is determined at the start of each Bonus Period while a Contract is in force. The first Bonus Period begins on the Issue Date and ends on the earlier of the seventh Contract Anniversary or the day on which the Owner attains Age 80. Each succeeding Bonus Period is for the next 7 Contract Years or, if earlier, until the Owner attains Age 80.

The Step Up Amount at the start of the first Bonus Period is the initial Purchase Payment. The Step Up Amount at the start of each succeeding Bonus Period is the greater of:

-  The Step Up Amount at the end of the preceding Bonus Period; or

-  The Contract Value at the end of the preceding Bonus Period.

The Step Up Amount during any Bonus Period is increased by the amount of Purchase Payments received by the Company during that Bonus Period.

The Step Up Amount on and after the day the Owner attains Age is 80 is zero. Unless the Company consents otherwise, the Bonus Death Benefit will end if the Owner is changed.

OPTIONAL ENHANCED DEATH BENEFIT. The Owner may elect an Enhanced Death Benefit at the time a Contract is purchased. The Enhanced Death Benefit, up to the Owner's 80th birthday, is an amount equal to:

- Purchase Payments, less the sum of any reductions in Contract Value attributable to partial withdrawals during the Owner's lifetime (including applicable charges); and

-  interest accumulated at an annual rate of 4.5%

up to a maximum amount equal to two (2) times the sum of Purchase Payments.

The Enhanced Death Benefit on and after the day the Owner attains Age 80 is zero. Unless the Company consents otherwise, the Enhanced Death Benefit will end if the Owner is changed.

If the Enhanced Death Benefit is elected by the Owner, the Company deducts an Enhanced Death Benefit Charge on each Contract Anniversary prior to the Annuity Date or the Owner's 80th birthday, if earlier. The charge is also deducted if the Annuity Date is on a date other than a Contract Anniversary or if the Contract is surrendered, based on the Contract Value at that time. The Enhanced Death Benefit Charge is equal to .35% of the Contract Value at the time the charge is taken. (See "Charges and Deductions - Optional Enhanced Death Benefit Charge.")

In the case of Joint Owners, the BONUS DEATH BENEFIT and the ENHANCED DEATH BENEFIT are not available.

If the Owner is a non-natural person, the Annuitant will be considered the Owner for purposes of determining the BASIC DEATH BENEFIT, the BONUS DEATH BENEFIT and the ENHANCED DEATH BENEFIT.

Owners should refer to their Contract for the applicable Death Benefit provisions.

PAYMENT OF DEATH BENEFIT

In the event of an Owner's death prior to the Annuity Date, the Death Benefit will be determined by the Company as of the date of an Owner's death. The Death Benefit will be paid as of the Valuation Period next following the date of receipt by the Company of both due proof of death and, if no election of payment method was previously made by the Owner, an election by the Beneficiary for the payment method.

If a single sum payment is requested, the proceeds will be paid within seven
(7) days of receipt of proof of death and the election. Payment under an Annuity Option may only be elected by a Beneficiary during the sixty-day period beginning with the date of receipt of proof of death or a single sum payment will be made to the Beneficiary at the end of the sixty-day period.

The entire Death Benefit must be paid within five (5) years of the date of death unless:

1. the Beneficiary elects to have the Death Benefit payable under an Annuity Option over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the date of death; or

2. if the Beneficiary is the spouse of the Owner, the Beneficiary may elect to become the Owner of the Contract. If this election is made, the Contract will continue in effect and no determination of Death Benefit will then be made.

The dollar amount of each Death Benefit payment made under an Annuity Option will depend on a number of factors, such as the Annuity Option elected, the type of Contract (i.e., Qualified Contract or Non-Qualified Contract), the frequency of payments elected and, for certain Annuity Options, the Age of the Beneficiary. The Contract contains Annuity Option Tables. These tables show the dollar amount of periodic Annuity Payments for each $1,000 applied to an Annuity Option. For example, if a Beneficiary is Age 55 when $100,000 of Death Benefits becomes payable, and elects Annuity Option A (lifetime with a minimum of 10 years guaranteed), the monthly Fixed Annuity Payment would be calculated as follows:

Annuity Option A Rate    x    No. of $1,000's of Death     =    Minimum Monthly
                                     Proceeds                      Payment

             4.44        x              100                =    $444

If, however a Beneficiary is Age 75 when $100,000 of Death Benefits first becomes payable, and elects the same Annuity Option, the monthly payment would be calculated as follows:

Annuity Option A Rate    x    No. of $1,000's of Death     =    Minimum Monthly
                                     Proceeds                      Payment

             7.20        x              100                =     $720

See "Annuity Options" for a description of other payment options available under a Contract, including Variable Annuity Payments. Available Annuity Options may be limited to the extent required by law. Because individual circumstances vary, Owners and Beneficiaries under the Contracts should seek competent tax advice about the tax consequences of any distribution of Death Benefits. (See "Tax Considerations.")

OWNERS OTHER THAN A SINGLE PERSON

If there are Joint Owners, any reference to the death of the Owner shall mean the death of the Owner who dies first. Any Joint Owner must be the spouse of the other Owner. Upon the death of either Owner, the surviving spouse will be the primary Beneficiary. Any other Beneficiary designated by the applicant or as subsequently changed will be treated as a contingent Beneficiary unless otherwise indicated in writing to the Company.

If the Owner is a non-natural person, then for purposes of the Death Benefit the Annuitant shall be treated as the Owner and the death of the Annuitant shall be treated as the death of the Owner.


BENEFICIARIES


Unless the Owner provides otherwise, the Death Benefit will be paid in equal shares to the survivor(s) as follows: (a) to the primary Beneficiaries who survive the Owner or Annuitant's death, as applicable; or if there are none,
(b) to the contingent Beneficiaries who survive the Owner or Annuitant's death as applicable; or if there are none, (c) to the estate of the Owner.

                              ANNUITY PROVISIONS

ANNUITY DATE

The Owner selects an Annuity Date at the time of application, and may later change it by written request at least 30 days prior to the existing Annuity
Date.   If the Annuity Date selected is less than 2 Contract Years from the
Issue Date, a Withdrawal Charge will be deducted from Contract Value before the first annuity payment is made. (See "Charges and Deductions --Withdrawal Charge.") If the selected Annuity Date occurs when the Annuitant is at an advanced age, such as over Age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. Investors in a Qualified Contract should select an Annuity Date that is consistent with the requirements of their retirement plans (See "Tax Considerations - Withdrawals from Qualified Contracts.") A qualified tax advisor should be consulted for further information.

ANNUITY PAYMENTS

ALLOCATION. The Owner may elect by written request to the Company at its Variable Service Center no later than seven (7) calendar days prior to the Annuity Date, to receive Fixed Annuity Payments, Variable Annuity Payments or a combination of Fixed Annuity Payments and Variable Annuity Payments. The Annuitant is the payee, unless a different payee is selected by the Owner by written request to the Company at its Variable Service Center at least 30 days prior to the Annuity Date. If all of the Contract Value on the seventh calendar day before the Annuity Date is allocated to the Fixed Account, Fixed Annuity Payments will be made. If all of the Contract Value on that date is allocated to the Separate Account, Variable Annuity Payments will be made. If the Contract Value on that date is allocated to both the Fixed Account and the Separate Account, a combination of Fixed Annuity Payments and Variable Annuity Payments will be made to reflect the allocation between the Accounts.

AMOUNT. The total dollar amount of each payment is the sum of the Variable Annuity Payment and the Fixed Annuity Payment. The Company reserves the right to pay Annuity Payments in one sum when the remaining payments are less than $2,000 or other minimum amount established by the Company from time to time, or when the Annuity Option elected would result in periodic payments of less than $100.

ANNUITIZATION BONUS. Subject to state availability, the Company intends to increase the Contract Value on the Annuity Date by an "Annuitization Bonus" if Contract Value is applied to an Annuity Option. The increase in Contract Value will be calculated by the Company with respect to Contract Value as of the immediately preceding Business Day. The increase in Contract Value will be allocated pro-rata to the Investment Options to which Contract Value is then allocated, and will be deemed "income" on a Contract for federal income tax purposes. (See "Tax Considerations.")

The Annuitization Bonus for a Contract will be determined by the Company at the time of issuance of a Contract, but may be modified, reduced or eliminated for Contracts subsequently issued. On the date of this prospectus, the Annuitization Bonus is 3% of Contract Value.

VARIABLE ANNUITY PAYMENTS. The actual dollar amount of Variable Annuity Payments is dependent upon (a) the Contract Value (plus any Annuitization Bonus) on the Annuity Date, (b) the annuity table specified in the Contract for the Annuity Option selected, and (c) the investment performance of the Sub-Account selected.

The annuity tables contained in the Contract for Variable Annuity Payments are based on a 3% assumed investment rate. If the actual net investment rate exceeds 3%, Variable Annuity Payments will increase. Conversely, if the actual rate is less than 3%, Variable Annuity Payments will decrease.

Variable Annuity Payments will initially reflect the investment performance of the Separate Account in accordance with the allocation of the Contract Value to the Sub-Account(s) on the Annuity Date. After the Annuity Date, allocations may be changed among Sub-Account Investment Options once each Contract Year. (See "Changes Among Investment Options.")

ANNUITY OPTIONS

The Annuity Option is elected by the Owner and may be changed by written request at least 30 days prior to the Annuity Date. If no Annuity Option election is in effect at least 30 days before the Annuity Date, Annuity Payments will be made under OPTION B. LIFE ANNUITY with a Period Certain of 120 Months, as described below.

The Annuity Payments payable under the Contract may be made under one of the following options or any other option acceptable to the Company:

OPTION A. LIFE ANNUITY. An annuity payable monthly during the lifetime of the Annuitant. Annuity Payments cease at the death of the Annuitant.

OPTION B. LIFE ANNUITY WITH PERIODS CERTAIN OF 60, 120, 180 OR 240 MONTHS. An annuity payable monthly during the lifetime of the Annuitant and in any event for 60, 120,180 or 240 months certain as selected.

OPTION C. JOINT AND SURVIVOR ANNUITY. An annuity payable monthly during the joint lifetime of the Annuitant and a designated second person. At the death of either Payee, Annuity Payments will continue to be made to the survivor Payee. The survivor's Annuity Payments will be equal to 100%, 75%, 662 3% or 50% of the amount payable during the joint lifetime, as chosen.

OPTION D. JOINT AND CONTINGENT ANNUITY. An annuity payable monthly during the lifetime of the Annuitant and continuing during the lifetime of a designated second person after the Annuitant's death. The second person's Annuity Payments will be equal to 100%, 75%, 662 3% or 50% of the amount payable, as chosen.

OPTION E. FIXED PAYMENTS FOR A PERIOD CERTAIN. An annuity payable monthly for a fixed amount for any specified period (at least 5 years but not exceeding 30 years), as chosen.

Annuity Options A, B, C & D are available for Fixed Annuity Payments, Variable Annuity Payments or a combination of both. Annuity Option E is available for Fixed Annuity Payments only.

If the Annuitant dies during a period certain (Annuity Options B or E), the remaining Annuity Payments will be made to the Beneficiary. The Beneficiary may elect to receive the commuted value of the remaining Annuity Payments in a single sum instead. The Company will determine the commuted value by discounting the remaining Annuity Payments at its then current interest rate used for commutation.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the Annuitant has been misstated, the Company may change the annuity benefits to those which the Contract Value would have provided had the correct age and sex been stated. If the misstatement is discovered after the Annuity Date: (a) the Company will add interest to any overpayments at the rate of 6% per year, compounded annually and deduct the amount against remaining annuity payments; and (b) the Company will add interest to any underpayments at the rate of 6% per year, compounded annually, and pay the amount in a single sum with the next Annuity Payment.

                                 WITHDRAWALS

The Owner may make a written request to the Company at its Variable Service Center to surrender the Contract or to make a partial withdrawal of Withdrawal Value before the Annuity Date. Contract Value available upon surrender or withdrawal may be reduced by any applicable: (a) Withdrawal Charge; (b) taxes not previously deducted; (c) Annual Contract Maintenance Charge; and (d) Optional Enhanced Death Benefit Charge. (See "Charges and Deductions"). Partial withdrawals and surrenders will ordinarily result in the cancellation of Accumulation Units from each applicable Sub-Account of the Separate Account or a reduction in the Fixed Account Value in the ratio that the Sub-Account Value and/or the Fixed Account Value bears to the total Contract Value. The Owner may request in writing in advance if a different method of cancellation of units and reduction of Fixed Account Value is desired. The Company will pay the amount of any withdrawal from the Separate Account within 7 days of receipt of a request in good order, unless the "Suspension of Payments or Transfers" provision is in effect. (See "Suspension of Payments or Transfers.")

PARTIAL WITHDRAWALS

Each partial withdrawal must be for an amount which is not less than $1,000. If a partial withdrawal request is made which would reduce the remaining Withdrawal Value below $1,000, the Company may deem the Contract surrendered.
 In such event, the Contract will terminate and the Company will pay an Owner the Withdrawal Value of a Contract. (See "The Contract--Minimum Value Requirements.")

SYSTEMATIC WITHDRAWALS


Subject to any conditions and fees the Company may impose, an Owner may elect to take partial withdrawals under a systematic withdrawal program. The Company does not currently impose a fee for systematic withdrawals. Amounts withdrawn under the program will be subject to a Withdrawal Charge to the extent that total amounts withdrawn during a Contract Year exceed the Free Withdrawal Amount. (See "Withdrawal Charge--Free Withdrawal Amount.")


Under the program, systematic withdrawals are made on the same day (or next Business Day) of each month or quarter. Owners must be 591 2 or older to participate. Systematic withdrawals are taken pro-rata from the Investment Options of a Contract and are transferred automatically to an Owner's bank account, provided the account is maintained at a bank that is a member of the Automated Clearing House (ACH). Systematic withdrawals are not allowed simultaneously with the dollar cost averaging program. (See "Systematic Transfers --Dollar Cost Averaging.")

The Company reserves the right to modify, suspend or eliminate the program at any time.

TAX PENALTIES AND RESTRICTIONS

Certain tax withdrawal penalties and restrictions may apply to withdrawals from a Contract. The withdrawal penalties and restrictions differ between a Non-Qualified Contract and a Qualified Contract. (See "Tax Considerations.") Special restrictions apply to a Qualified Contract issued as a 403(b) annuity. (See "Tax Considerations - Withdrawal Limitations on 403(b) Annuities.")

Owners should consult their own tax counsel or other tax adviser before requesting any withdrawals.

TEXAS OPTIONAL RETIREMENT PROGRAM

A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") will contain an ORP endorsement that will amend the Contract to provide: (a) if for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request; and (b) no benefits will be payable, through surrender of the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70 1/2. The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

SUSPENSION OF PAYMENTS OR TRANSFERS

The Company reserves the right to suspend or postpone payments for withdrawals or transfers from the Sub-Accounts for any period when:

-  the New York Stock Exchange is closed;

-  trading on the New York Stock Exchange is restricted;

- an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

- during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

The Company reserves the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months after written election is received by the Company.

                            PERFORMANCE INFORMATION


Performance information for the Sub-Accounts of the Separate Account, except the Federated Prime Money Fund II Sub-Account, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.


Quotations of standardized total return for any Sub-Account will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Sub-Account), and will reflect the deduction of the applicable Withdrawal Charge, the Administrative Charge, the Annual Contract Maintenance Charge, the Mortality and Expense Risk Charge and deductions for the fees and expenses of the underlying Portfolio.
Quotations of non-standardized total return may simultaneously be shown for the time periods indicated in the advertisement that may not reflect some or all of these deductions.

Total return performance information for Sub-Accounts may also be advertised based on the historical performance of the Portfolio underlying a Sub-Account for periods beginning prior to the date Accumulation Unit Values were first calculated for Contracts funded in that Sub-Account. Any such performance calculation will be based on the assumption that the Sub-Account corresponding to the applicable Portfolio was in existence throughout the stated period and that contractual charges and expenses of the Sub-Account during the period were equal to those currently assessed under the Contract.

The Company may distribute sales literature which compares the percentage change in share values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Sub-Account reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Sub-Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Portfolio in which the Sub-Account invests, and the market conditions during the given time period and should not be considered as a representation of what may be achieved in the future. For a description of the method used to determine total return for the Sub-Accounts, see the Statement of Additional Information.

The Company may also distribute sales literature which compares the performance of the AUVs of a Contract issued through the Separate Account with the unit values of variable annuities issued through the separate accounts of other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, Morningstar or from the VARDS Report.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges.

Morningstar rates a variable annuity sub-account against its peers with similar investment objectives. Morningstar does not rate any Sub-Account that has less than three years of performance data.

                            TAX CONSIDERATIONS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Contract should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DEATH BENEFITS

For Death Benefits under the Contract, the Beneficiary will be taxed on the portion of the Death Benefit which exceeds the cost basis of the Contract. However, if the Beneficiary elects to receive the Death Benefit under an Annuity Option, the payments made to the Beneficiary will be taxed as annuity payments as discussed above.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract.

The Company intends that all Portfolios of a Fund underlying a Contract will be managed by the Fund or its investment adviser to comply with the diversification requirements set forth in Section 817(h) of the Code and Treas. Reg. 1.817-5 promulgated thereunder.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the owner is a non-natural person, e.g., a corporation, or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person or to Contracts held by a tax-qualified retirement plan described in sections 401, 403(a), 403(b), 408, or 457 of the Code. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non- periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or distributions for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or
(c) the portion of the distributions not includible in gross income (i.e. return of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.
 It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

QUALIFIED PLANS

A Contract offered by this Prospectus is designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that contributions and benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of a Contract issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals--Qualified Contracts," below.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 PLANS. Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals--Qualified Contracts," below.) Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

403(B) ANNUITIES. Section 403(b) of the Code permits the purchase of "403(b)" or "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to a Contract for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals--Qualified Contracts" and "Tax Sheltered Annuities--Withdrawal Limitations," below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

CORPORATE PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of a Contract to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. Unless the Company otherwise permits, participant loans are not allowed in connection with Contracts purchased in connection with these plans.

SECTION 457 PLANS. Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish deferred compensation plans for the benefit of their employees which may invest in annuity contracts. The Code, as in the case of Qualified Plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these Plans, contributions made for the benefit of the employees will not be includible in the employee's gross income until distributed from the Plan. However, under a Section 457 Plan, all the assets remain solely the property of the employer subject only to the claims of the employer's general creditors until such time as made available to the participant or beneficiary.


WITHDRAWALS FROM QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), 403(b) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 591 2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; and (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner and his or her spouse and dependents if the Owner has received unemployment compensation for at least 12 weeks. This exception no longer applies after the owner has been re-employed for at least 60 days. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.



Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 701 2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.


TAX-SHELTERED ANNUITIES--WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (a) attains age 591 2; (b) separates from service; (c) dies; (d) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (e) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfer between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                              OTHER MATTERS

FINANCIAL STATEMENTS


The full financial statements for the Separate Account and the Company are included in the Statement of Additional Information. As of the date of this Prospectus, the Separate Account had not commenced sales of the Capital Six VA.


DISTRIBUTION

First Variable Capital Services, Inc. ("FVCS"), 10 Post Office Square, Boston, MA 02109, acts as the distributor of the Contracts. FVCS is a wholly-owned subsidiary of the Company. The Contracts are offered on a continuous basis through FVCS and approved broker-dealers who are members of the National Association of Securities Dealers, Inc.

The Company and FVCS have agreements with various broker -dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The commissions payable to a broker-dealer for sales of the Contract may vary with the sales agreement, but is not expected to exceed 3.00% of first year Purchase Payments and annual renewal compensation of up to 1.00% of Contract Value in later Contract Years. Broker-dealers may also receive expense allowances, wholesaler fees, bonuses and training fees.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company is a party.

TRANSFERS BY THE COMPANY

The Company may, subject to applicable regulatory approvals, transfer its obligations under a Contract to another qualified life insurance company under an assumption reinsurance arrangement without the prior consent of the Owner.

VOTING RIGHTS


In accordance with its view of present applicable law, the Company will vote the shares of a Fund held in the Separate Account at regular or special meetings of the shareholders in accordance with instructions received from Owners having the voting interest in the affected Portfolio(s) held in the Separate Account. The number of votes that an Owner has the right to instruct for a particular Sub-Account is determined by dividing the Contract Value in the Sub-Account by the net asset value per share of the corresponding Portfolio in which the Sub-Account invests. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. A Fund may not hold routine annual meetings of its shareholders.


The Funds' shares are used solely as the investment vehicle for separate accounts of insurance companies offering variable annuity contracts and variable life insurance policies. The use of Funds' shares as investments for both variable annuity contracts and variable life insurance policies is referred to as "mixed funding." The use of Funds' shares as investments by separate accounts of unaffiliated life insurance companies is referred to as "shared funding."


The Funds intend to engage in mixed funding and shared funding. Although the Funds do not currently foresee any disadvantage to Contract owners due to differences in redemption rates, tax treatment, or other considerations resulting from mixed funding or shared funding, the Trustees of the Funds will closely monitor the operation of mixed funding and shared funding and will consider appropriate action to avoid material conflict and take appropriate action in response to any material conflicts which occur.


The number of shares which an Owner has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting of a Fund. Each Owner having a voting interest will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

        TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


           ITEM                                                    PAGE
           ----                                                    ----

           Company                                                   2
           Independent Auditors                                      2
           Legal Opinions                                            2
           Distributor                                               2
           Service Provider                                          2
           Performance Information                                   2
           Annuity Provisions                                        5
           Variable Annuity                                          5
           Fixed Annuity                                             5
           Annuity Unit                                              5
           Mortality and Expense Guarantee                           6
           Financial Statements                                      6

                                PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED

                               VARIABLE CONTRACTS

                                  issued by

                           FIRST VARIABLE ANNUITY FUND E

                                     AND

                       FIRST VARIABLE LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______ FOR THE INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT 10 Post Office Square, Boston, Massachusetts 02109, (800) 845-0689.

             THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ______



                           TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----

Company                                                                2

Independent Auditors                                                   2

Legal Opinions                                                         2

Distributor                                                            2

Service Provider                                                       2

Performance Information                                                2

Annuity Provisions                                                     5

       Variable Annuity                                                5
       Fixed Annuity                                                   5
       Annuity Unit                                                    5
       Mortality and Expense Guarantee                                 6

Financial Statements                                                   6

                                    COMPANY

Information regarding the Company and its ownership is contained in the Prospectus.


                              INDEPENDENT AUDITORS

The Company's independent auditor is Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116. The financial statements for the Company as of December 31, 1995 and 1994 and for the years then ended and the financial statements for First Variable Annuity Fund E as of December 31, 1995 and for the periods indicated included in this Statement of Additional Information, which are incorporated by reference into the Prospectus, have been so included in reliance on the report of Ernst & Young LLP, independent auditors given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL OPINIONS

Legal matters in connection with the Contracts have been reviewed by the Company's Legal Department. Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and tax laws.

                                  DISTRIBUTOR

First Variable Capital Services, Inc. ("FVCS") acts as the distributor. FVCS is a wholly-owned subsidiary of the Company. The offering is on a continuous basis.

                                SERVICE PROVIDER

The Company has retained Alliance-One Services, L.P. ("Alliance") to provide administrative services on certain previously issued variable annuity contracts funded through First Variable Annuity Fund E. Such administrative services include maintenance of Owners' records. The Company will pay all fees and charges of Alliance. Alliance serves as the administrator to various insurance companies offering variable and fixed annuity and variable life insurance contracts. The Company administers other contracts it issues, including the Contracts described in the Prospectus, through the Variable Service Center described therein.


                           PERFORMANCE INFORMATION

From time to time, the Company may advertise standardized performance data of Sub-Accounts other than the Federated Prime Money Fund II Sub-Account. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deductions of a 1.25% Mortality and Expense Risk Charge, a .25% Administrative Charge, the investment advisory fee and expenses for the underlying Portfolio being advertised and any applicable Withdrawal Charges and Annual Contract Maintenance Charges.


The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the Accumulation Unit Values for an initial $1,000 purchase payment, and deducting any applicable Annual Contract Maintenance Charges and Withdrawal Charges to arrive at the ending hypothetical value. For periods before the date that actual Accumulation Unit Values were first computed for the Contracts, the Company has prepared hypothetical Accumulation Unit Value performance which is derived from the financial statements of the Separate Account (Policy Form 20230). The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of time periods described.

The formula used in these calculations is:

                                 n
                       [P x (1+T) ] = ERV

    Where:

    P     =    a hypothetical initial payment of $1,000
    T     =    average annual total return
    n     =    number of years
    ERV   =    ending redeemable value of a hypothetical $1,000 payment
               made at the beginning of the 1, 5, or 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof).

The standardized average annualized total returns as of September 30, 1996 for 1 year, for 5 years and for the life of the Sub-Account are listed below:


                                                                 LIFE OF SUB-
                                          1 YEAR      5 YEARS      ACCOUNT
                                          ------      -------    ------------
Common Stock (inception 5/1/87)            11.39       10.94        12.33
Growth & Income (inception 5/31/95)         1.36        N/A         10.19
High Income Bond (inception 6/1/87)         5.91        9.52         9.83
Multiple Strategies (inception 5/5/87)      6.53       10.67        11.65
Small Cap (inception 5/4/95)               31.41        N/A         46.66
Tilt Utility (inception 5/27/87)           -3.98        9.23        10.52
US Govt Bond (inception 5/27/87)           -3.64        5.69         6.93
World Equity (inception 6/10/88)            -.65        9.56         7.53

The standardized average annualized total returns as of December 31, 1995 and for 5 years and for the life of the Sub-Account are listed below:


                                                                  LIFE OF
                                        1 YEAR        5 YEARS    SUB-ACCOUNT
                                        ------        -------    -----------
Common Stock (inception 5/1/87)         28.085%        11.009%      10.408%
Growth & Income (inception 5/31/95)       N/A            N/A         5.066%
High Income Bond (inception 6/1/87)      10.211%        11.313%       9.429%
Multiple Strategies (inception 5/5/87)   23.272%        10.441%      10.729%
Small Cap (inception 5/4/95)              N/A            N/A         22.180%
Tilt Utility (inception 6/16/88)         24.467%        13.370%      13.018%
US Govt     Bond (inception 5/27/87)     11.394%         7.263%       8.230%
World Equity (inception 6/10/88)         15.471%         9.315%       7.367%


The Company may also advertise non-standardized performance data of Sub-Accounts other than the Federated Prime Money Fund II Sub-Account. Any such advertisement will include total return figures computed under the formula shown above for the time periods indicated in the advertisement.
Such total return figures may not reflect the deductions of a 1.25% Mortality and Expense Risk Charge, a .25% Administrative Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Withdrawal Charges and Annual Contract Maintenance Charges. Non-standardized performance data may be shown for periods of one, three, five and ten years (or, if less up to the life of the Sub-Account).

The non-standardized annualized total returns as of December 31, 1995 and for 5 years and for the life of the Sub-Account are listed below:



                                                                  LIFE OF
                                        1 YEAR        5 YEARS    SUB-ACCOUNT
                                        ------        -------    -----------
Common Stock (inception 5/1/87)         35.085%        11.311%      10.408%
Growth & Income (inception 5/31/95)       N/A            N/A        12.066%
High Income Bond (inception 6/1/87)     17.211%        11.611%       9.429%
Multiple Strategies (inception 5/5/87)  30.272%        10.751%      10.729%
Small Cap (inception 5/4/95)              N/A            N/A        29.180%
Tilt Utility (inception 6/16/88)        31.467%        13.638%      13.018%
US Govt Bond (inception 5/27/87)        18.394%         7.625%       8.230%
World Equity (inception 6/10/88)        22.471%         9.643%       7.367%

The above returns include all applicable charges for the periods shown except for the applicable Withdrawal Charges and Annual Contract Maintenance Charges.

Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

                              ANNUITY PROVISIONS
VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount: and (2) will vary in amount with the net investment results of the applicable Sub-Account(s) of the Separate Account. At the Annuity Date, the Contract Value in each Sub-Account will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month proceeding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments.

 FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Fixed Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT

The value of an Annuity Unit for each Sub-Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined by subtracting (2) from (1) and dividing the result by
(3) and multiplying the result by a factor which neutralizes the assumed investment rate of 3% contained in the Annuity Tables where:

1.    is the net result of:
 a. the assets of the Sub-Account attributable to the Annuity Units; plus or minus

 b. the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Sub-Account;
2. is the cumulative unpaid charge for the Mortality and Expense Risk Charge and for the Administrative Charge.
3.    is the number of Annuity Units outstanding at the end of the Valuation
      Period.


The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.


                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                              FINANCIAL STATEMENTS
      FIRST VARIABLE LIFE INSURANCE COMPANY--FIRST VARIABLE ANNUITY FUND E
                          Year ended December 31, 1995

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                              Financial Statements
                               December 31, 1995

                                    CONTENTS

Report of Independent Auditors..........................................................          1

Financial Statements

Statement of Assets, Liabilities and Contract Owners' Equity............................          2
Statement of Operations.................................................................          3
Statements of Changes in Net Assets.....................................................          4
Notes to Financial Statements...........................................................          6

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of First Variable Life Insurance Company and Contract Owners of First Variable Annuity Fund E

    We have audited the accompanying statement of assets, liabilities and contract owners' equity of First Variable Life Insurance Company--First Variable Annuity Fund E as of December 31, 1995, and the related statements of operations for the period then ended and changes in net assets for each period in the two periods then ended. These financial statements are the responsibility of First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of the securities owned as of December 31, 1995 by correspondence with Variable Investors Series Trust. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Variable Life Insurance Company--First Variable Annuity Fund E at December 31, 1995, and the results of its operations for the period then ended and changes in its net assets for each of the periods in the two periods then ended, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

January 25, 1996

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                      Statement of Assets, Liabilities and
                            Contract Owners' Equity
                               December 31, 1995

                                                                                    HIGH
                                                           CASH        COMMON      INCOME     MULTIPLE      TILT         U.S.
                                                        MANAGEMENT     STOCK        BOND     STRATEGIES   UTILITY     GOVERNMENT
                                             TOTAL       DIVISION     DIVISION    DIVISION    DIVISION    DIVISION   BOND DIVISION
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
ASSETS
Investments in Variable Investors Series
 Trust at value (cost $91,636,693).......  $97,347,529  $8,280,967   $15,946,892 $7,573,144  $21,611,312 $13,445,900  $ 8,065,649
Receivable from First Variable Life
 Insurance Company.......................      17,618                     1,628       1,800       2,905         672         7,941
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Total....................................  $97,365,147  $8,280,967   $15,948,520 $7,574,944  $21,614,217 $13,446,572  $ 8,073,590
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
LIABILITIES
Payable to First Variable Life Insurance
 Company.................................  $       20   $       20
                                           ----------  ------------
Total liabilities........................          20           20
Contract owners' equity:
  Annuity contracts in payment period....     277,508      261,064   $   16,444
  Variable annuity contract owners'
    equity...............................  97,087,619    8,019,883   15,932,076  $7,574,944  $21,614,217 $13,446,572  $ 8,073,590
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Total contract owners' equity............  97,365,127    8,280,947   15,948,520   7,574,944  21,614,217  13,446,572     8,073,590
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Total liabilities and contract owners'
 equity..................................  $97,365,147  $8,280,967   $15,948,520 $7,574,944  $21,614,217 $13,446,572  $ 8,073,590
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------


                                             WORLD     GROWTH AND    SMALL
                                             EQUITY      INCOME       CAP
                                            DIVISION    DIVISION    DIVISION
                                           ----------  ----------  ----------
ASSETS
Investments in Variable Investors Series
 Trust at value (cost $91,636,693).......  $15,277,389 $3,334,758  $3,811,518
Receivable from First Variable Life
 Insurance Company.......................       1,530         177         965
                                           ----------  ----------  ----------
Total....................................  $15,278,919 $3,334,935  $3,812,483
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------
LIABILITIES
Payable to First Variable Life Insurance
 Company.................................

Total liabilities........................
Contract owners' equity:
  Annuity contracts in payment period....
  Variable annuity contract owners'
    equity...............................  $15,278,919 $3,334,935  $3,812,483
                                           ----------  ----------  ----------
Total contract owners' equity............  15,278,919   3,334,935   3,812,483
                                           ----------  ----------  ----------
Total liabilities and contract owners'
 equity..................................  $15,278,919 $3,334,935  $3,812,483
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                            Statement of Operations
                               December 31, 1995

                                                                                    HIGH
                                                           CASH        COMMON      INCOME     MULTIPLE      TILT         U.S.
                                                        MANAGEMENT     STOCK        BOND     STRATEGIES   UTILITY     GOVERNMENT
                                             TOTAL       DIVISION     DIVISION    DIVISION    DIVISION    DIVISION   BOND DIVISION
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Investment income:
  Dividends..............................  $6,398,608   $  423,306   $  931,729  $  663,543  $1,954,586  $  640,595   $   801,191

Expenses:
  Fees paid to First Variable Life
    Insurance Company:
    Risk and administrative charges......   1,046,537      101,549      166,780      89,274     245,887     149,482       105,942
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Total expenses...........................   1,046,537      101,549      166,780      89,274     245,887     149,482       105,942
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net investment income....................   5,352,071      321,757      764,949     574,269   1,708,699     491,113       695,249

Realized and unrealized gain (loss)
 investments on investments:
  Realized gain (loss) on Series Trust:
    Variable Investors Series Trust
      shares redeemed....................      47,339                   892,623    (325,633)   (363,483)   (510,575)     (433,224)
    Net unrealized appreciation on
      investments during the year........  11,878,900                 2,078,887     763,785   3,447,663   3,134,928     1,155,615
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net realized and unrealized gain on
 investments.............................  11,926,239                 2,971,510     438,152   3,084,180   2,624,353       722,391
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net increase in net assets resulting from
 operations                                $17,278,310  $  321,757   $3,736,459  $1,012,421  $4,792,879  $3,115,466   $ 1,417,640
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------


                                             WORLD     GROWTH AND    SMALL
                                             EQUITY      INCOME       CAP
                                            DIVISION   DIVISION(1) DIVISION(2)
                                           ----------  ----------  ----------
Investment income:
  Dividends..............................  $  844,123  $   40,732  $   98,803
Expenses:
  Fees paid to First Variable Life
    Insurance Company:
    Risk and administrative charges......     161,354      12,583      13,686
                                           ----------  ----------  ----------
Total expenses...........................     161,354      12,583      13,686
                                           ----------  ----------  ----------
Net investment income....................     682,769      28,149      85,117
Realized and unrealized gain (loss)
 investments on investments:
  Realized gain (loss) on Series Trust:
    Variable Investors Series Trust
      shares redeemed....................     651,108      13,164     123,359
    Net unrealized appreciation on
      investments during the year........   1,181,856      44,376      71,790
                                           ----------  ----------  ----------
Net realized and unrealized gain on
 investments.............................   1,832,964      57,540     195,149
                                           ----------  ----------  ----------
Net increase in net assets resulting from
 operations                                $2,515,733  $   85,689  $  280,266
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

SEE ACCOMPANYING NOTES.

(1) From commencement of operations May 31, 1995.

(2) From commencement of operations May 4, 1995.

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                      Statements of Changes in Net Assets
                    Periods ended December 31, 1995 and 1994

                                                                                                                          HIGH
                                                                                                                         INCOME
                                                                           CASH MANAGEMENT           COMMON STOCK         BOND
                                                      TOTAL                   DIVISION                 DIVISION         DIVISION
                                                1995         1994         1995         1994        1995        1994       1995
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
OPERATIONS
Net investment income (loss)...............  $ 5,352,071  $ 4,627,279  $   321,757  $  225,155  $  764,929  $  (62,753) $ 574,269
Realized gain (loss) on Variable Investors
 Series Trust shares redeemed..............       47,339   (1,058,319)                             892,623    (624,847)  (325,633)
Net unrealized appreciation (depreciation)
 on investment during the year.............   11,878,900   (5,037,723)                           2,078,887     422,814    763,785
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
Net increase (decrease) in net assets
 resulting from operations.................   17,278,310   (1,468,763)     321,757     225,155   3,736,459    (264,786) 1,012,421
From contract owner transactions
Net proceeds from sale of accumulation
 units.....................................   31,781,440   11,452,610   11,592,315   1,173,464   2,892,495   1,755,267  1,825,744
Cost of accumulation units terminated and
 exchanged.................................  (16,119,230) (21,683,494) (10,154,829) (1,700,393)        247  (4,252,079)  (767,511)
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
Increase (decrease) in net assets from
 contract owner transactions...............   15,662,210  (10,230,884)   1,437,486    (526,929)  2,892,742  (2,496,812) 1,058,233
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
Increase (decrease) in net assets..........   32,940,520  (11,699,647)   1,759,243    (301,744)  6,629,201  (2,761,598) 2,070,654
Net assets at beginning of period..........   64,424,607   76,124,254    6,521,704   6,823,478   9,319,319  12,080,917  5,504,290
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
Net assets at end of period................  $97,365,127  $64,424,607  $ 8,280,947  $6,521,704  $15,948,520 $9,319,319  $7,574,944
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------
                                             -----------  -----------  -----------  ----------  ----------  ----------  ---------


                                                          MULTIPLE STRATEGIES
                                                                DIVISION
                                                1994        1995        1994
                                             ----------  ----------  ----------
OPERATIONS
Net investment income (loss)...............  $  569,669  $1,708,699  $1,604,049
Realized gain (loss) on Variable Investors
 Series Trust shares redeemed..............    (907,055)   (363,483)    134,159
Net unrealized appreciation (depreciation)
 on investment during the year.............    (278,307)  3,447,663  (2,582,130)
                                             ----------  ----------  ----------
Net increase (decrease) in net assets
 resulting from operations.................    (615,693)  4,792,879    (843,922)
From contract owner transactions
Net proceeds from sale of accumulation
 units.....................................   1,335,168   3,644,779   1,964,200
Cost of accumulation units terminated and
 exchanged.................................  (6,256,547) (2,723,046) (1,092,025)
                                             ----------  ----------  ----------
Increase (decrease) in net assets from
 contract owner transactions...............  (4,921,379)    921,733     872,175
                                             ----------  ----------  ----------
Increase (decrease) in net assets..........  (5,537,072)  5,714,612      28,253
Net assets at beginning of period..........  11,041,362  15,899,605  15,871,352
                                             ----------  ----------  ----------
Net assets at end of period................  $5,504,290  $21,614,217 $15,899,605
                                             ----------  ----------  ----------
                                             ----------  ----------  ----------

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                Statements of Changes in Net Assets (continued)

                                                                                                                    WORLD
                                                                                                                    EQUITY
                                                                                                                   DIVISION
                                                                     TILT UTILITY            U.S. GOVERNMENT      YEAR ENDED
                                                                       DIVISION               BOND DIVISION        DECEMBER
                                                                YEAR ENDED DECEMBER 31   YEAR ENDED DECEMBER 31       31
                                                                  1995         1994         1995         1994        1995
                                                               -----------  -----------  -----------  ----------  ----------
OPERATIONS
Net investment income (loss).................................  $   491,113  $ 1,236,179  $   695,249  $  681,931  $  682,769
Realized gain (loss) on Variable Investors Series Trust
 shares redeemed.............................................     (510,575)     316,582     (433,224)   (463,812)    651,108
Net unrealized appreciation (depreciation) on investment
 during
 the year....................................................    3,134,928   (1,796,822)   1,155,615    (613,499)  1,181,856
                                                               -----------  -----------  -----------  ----------  ----------
Net increase (decrease) in net assets resulting from
 operations..................................................    3,115,466     (244,061)   1,417,640    (395,380)  2,515,733
From contract owner transactions
Net proceeds from sale of accumulation units.................    2,850,015    1,321,190      833,394   1,399,563   4,087,219
Cost of accumulation units terminated and exchanged..........   (1,749,546)  (1,904,157)  (3,642,421) (2,862,433)    191,892
                                                               -----------  -----------  -----------  ----------  ----------
Increase (decrease) in net assets from contract owner
 transactions................................................    1,100,469     (582,967)  (2,809,027) (1,462,870)  4,279,111
                                                               -----------  -----------  -----------  ----------  ----------
Increase (decrease) in net assets............................    4,215,935     (827,028)  (1,391,387) (1,858,250)  6,794,844
Net assets at beginning of period............................    9,230,637   10,057,665    9,464,977  11,323,227   8,484,075
                                                               -----------  -----------  -----------  ----------  ----------
Net assets at end of period..................................  $13,446,572  $ 9,230,637  $ 8,073,590  $9,464,977  $15,278,919
                                                               -----------  -----------  -----------  ----------  ----------
                                                               -----------  -----------  -----------  ----------  ----------


                                                                            GROWTH AND
                                                                              INCOME       SMALL CAP
                                                                            DIVISION(1)   DIVISION(2)
                                                                           SEVEN MONTHS   EIGHT MONTHS
                                                                               ENDED         ENDED
                                                                            DECEMBER 31   DECEMBER 31
                                                                  1994         1995           1995
                                                               ----------  -------------  ------------
OPERATIONS
Net investment income (loss).................................  $  373,049   $    28,149    $   85,117
Realized gain (loss) on Variable Investors Series Trust
 shares redeemed.............................................     486,654        13,164       123,359
Net unrealized appreciation (depreciation) on investment
 during
 the year....................................................    (189,779)       44,376        71,790
                                                               ----------  -------------  ------------
Net increase (decrease) in net assets resulting from
 operations..................................................     669,924        85,689       280,266
From contract owner transactions
Net proceeds from sale of accumulation units.................   2,503,758     2,069,284     1,986,195
Cost of accumulation units terminated and exchanged..........  (3,615,860)    1,179,962     1,546,022
                                                               ----------  -------------  ------------
Increase (decrease) in net assets from contract owner
 transactions................................................  (1,112,102)    3,249,246     3,532,217
                                                               ----------  -------------  ------------
Increase (decrease) in net assets............................    (442,178)    3,334,935     3,812,483
Net assets at beginning of period............................   8,926,253
                                                               ----------  -------------  ------------
Net assets at end of period..................................  $8,484,075   $ 3,334,935    $3,812,483
                                                               ----------  -------------  ------------
                                                               ----------  -------------  ------------

SEE ACCOMPANYING NOTES.

(1) From commencement of operations May 31, 1995.

(2) From commencement of operations May 4, 1995.

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                         Notes to Financial Statements
                               December 31, 1995

1. ORGANIZATION

    First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended, (1940 Act). Each of the nine investment divisions of the Fund are invested solely in the shares of the nine corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

    First Variable Life is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is a wholly-owned subsidiary of Irish Life, plc. (Irish Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILoNA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company, on September 22, 1994. First Variable Life is domiciled in the State of Arkansas.

    The assets of the Fund are not available to meet the general obligations of First Variable Life or ILoNA and are held for the exclusive benefit of the contract owners participating in the Fund.

    The Small Cap Division commenced operations on May 4, 1995 and the Growth and Income Division commenced operations on May 31, 1995. Effective April 1, 1994, the name of the Equity Income Division was changed to the Tilt Utility Division.

2. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

INVESTMENTS

    The investments in shares of the Trust are stated at the net asset value per share of the respective portfolios of the Trust. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first-in, first-out method. Dividends and capital gain distributions received from the Trust are reinvested in additional shares of the Trust and are recorded as income by the Fund on the ex-dividend date.

FEDERAL INCOME TAXES

    For federal income tax purposes, operations of the Fund are combined with those of First Variable Life which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                   Notes to Financial Statements (continued)

3. INVESTMENTS

    The following table presents selected data for investments in each of the Portfolios of the Trust at December 31, 1995.

                                                                   NUMBER OF                    NET ASSET
                                                                     SHARES        COST           VALUE
                                                                   ----------  -------------  --------------
Cash Management Portfolio........................................   8,280,967  $   8,280,967   $  8,280,967
Common Stock Portfolio...........................................     616,518     13,978,802     15,946,892
High Income Bond Portfolio.......................................     881,679      7,646,057      7,573,144
Multiple Strategies Portfolio....................................   1,794,562     20,361,577     21,611,312
Tilt Utility Portfolio...........................................     856,190     12,117,345     13,445,900
U.S. Government Bond Portfolio...................................     767,443      8,054,655      8,065,649
World Equity Portfolio...........................................   1,107,497     14,167,180     15,277,389
Growth & Income Portfolio........................................     298,528      3,290,382      3,334,758
Small Cap Portfolio..............................................     301,624      3,739,728      3,811,518
                                                                               -------------  --------------
Totals...........................................................              $  91,636,693   $ 97,347,529
                                                                               -------------  --------------
                                                                               -------------  --------------

4. CONTRACT OWNERS' EQUITY

    Variable contract owners' equity at December 31, 1995 consists of the following:

                                                                             ACCUMULATION UNIT
                                                         ACCUMULATION UNITS        VALUE           EQUITY
                                                         ------------------  -----------------  -------------
POLICY FORMS 7500.1, 7600.1, 7700 AND 7750
Cash Management Division...............................       228,050.120        $  14.398      $   3,283,466
Common Stock Division (7500.1).........................        29,883.296           24.564            734,053
Common Stock Division..................................       287,373.021           21.875          6,286,285
High Income Bond Division..............................       124,434.825           20.290          2,524,783
Multiple Strategies Division...........................       374,792.788           20.732          7,770,204
Tilt Utility Division..................................       182,817.016           25.279          4,621,431
U.S. Government Bond Division..........................       244,832.655           18.767          4,594,774
World Equity Division..................................       288,517.252           16.242          4,686,097
Growth & Income Division...............................         5,469.387           11.228             61,410
Small Cap Division.....................................        14,884.171           12.942            192,631
                                                                                                -------------
Subtotal...............................................                                            34,755,134

POLICY FORMS 7800 AND 20224
Cash Management Division...............................       406,001.876        $  11.666      $   4,736,417
Common Stock Division..................................       518,976.413           17.054          8,850,625
High Income Bond Division..............................       309,472.310           16.256          5,030,780
Multiple Strategies Division...........................       795,701.787           17.322         13,783,146
Tilt Utility Division..................................       455,858.521           19.338          8,815,392
U.S. Government Bond Division..........................       222,013.135           15.320          3,401,241
World Equity Division..................................       719,093.581           14.674         10,551,979
Growth & Income Division...............................       289,199.736           11.218          3,244,244
Small Cap Division.....................................       278,163.224           12.931          3,596,929
                                                                                                -------------
Subtotal...............................................                                            62,010,753

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                   Notes to Financial Statements (continued)

4. CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                             ACCUMULATION UNIT
                                                         ACCUMULATION UNITS        VALUE           EQUITY
                                                         ------------------  -----------------  -------------
POLICY FORM 20230
Cash Management Division...............................                 0           10.062      $           0
Common Stock Division..................................         6,025.716           10.142             61,113
High Income Bond Division..............................         1,905.344           10.172             19,381
Multiple Strategies Division...........................         5,994.964           10.153             60,867
Tilt Utility Division..................................           918.035           10.619              9,749
U.S. Government Bond Division..........................         7,531.518           10.300             77,575
World Equity Division..................................         3,988.553           10.240             40,843
Growth & Income Division...............................         2,754.282           10.631             29,281
Small Cap Division.....................................         2,212.444           10.361             22,923
                                                                                                -------------
Subtotal                                                                                        $     321,732
                                                                                                -------------
Total                                                                                           $  97,087,619
                                                                                                -------------
                                                                                                -------------

5. PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of Trust shares by the Fund during the period ended December 31, 1995 are shown below.

                                                                             PURCHASES        SALES
                                                                           -------------  -------------
Cash Management Portfolio................................................  $  23,294,272  $  21,253,764
Common Stock Portfolio...................................................     10,900,222      7,259,116
High Income Bond Portfolio...............................................      7,272,026      5,641,323
Multiple Strategies Portfolio............................................      7,737,227      5,109,698
Tilt Utility Portfolio...................................................      6,357,887      4,766,977
U.S. Government Bond Portfolio...........................................      3,760,450      5,882,170
World Equity Portfolio...................................................     10,391,152      5,430,801
Growth & Income Portfolio................................................      3,449,539        172,321
Small Cap Portfolio......................................................      5,209,053      1,592,684
                                                                           -------------  -------------
Totals...................................................................  $  78,371,828  $  57,108,854
                                                                           -------------  -------------
                                                                           -------------  -------------

6. EXPENSES

    First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of 0.6% for mortality risks, 0.15% for distribution expense risks and .40% for administrative expense risks, on policies issued prior to May 1, 1987 which were not exchanged from policy form 7500.1 to policy form 7600.1. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of 0.75% for mortality expense risks and 0.50% for administrative expense risks on policies issued after April 30, 1987 and on policies exchanged for policy form 7600.1. First Variable Life charges the Fund, based on the value of the Fund, at an annual rate of 0.85% for mortality risks, 0.40% for expense risks and 0.15% for administrative charges on policies issued under policy forms 7800 and 20224. First Variable Life charges the Fund, based on the value of the Fund, at an annual value of 0.85% for mortality risks, 0.40% for expense risks and 0.25% for administrative charges on policies issued under policy form 20230. Total charges to the Fund for all the policy forms for the period ended December 31, 1995 were $1,046,537.

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                   Notes to Financial Statements (continued)

7. DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

8. PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

    First Variable Capital Services, Inc., a wholly-owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

9. INVESTMENT ADVISORY AND BUSINESS MANAGEMENT AGREEMENTS

    On December 17, 1993, the Trustees of the Trust voted to terminate the existing Investment Advisory and Business Management Agreements between the Trust and INVESCO Capital Management, Inc., and to approve a new Investment Advisory Agreement between the Trust and First Variable Advisory Services Corp., a wholly-owned subsidiary of First Variable Life. These changes became effective on April 1, 1994.

                              Financial Statements
      First Variable Life Insurance Company--First Variable Annuity Fund E
                  Period ended September 30, 1996 (unaudited)

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                      Statement of Assets, Liabilities and
                            Contract Owners' Equity
                       September 30, 1996--(Unaudited)

                                                                                    HIGH
                                                           CASH        COMMON      INCOME     MULTIPLE      TILT         U.S.
                                                        MANAGEMENT     STOCK        BOND     STRATEGIES   UTILITY     GOVERNMENT
                                             TOTAL       DIVISION     DIVISION    DIVISION    DIVISION    DIVISION   BOND DIVISION
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
ASSETS
Investments in Variable Investors Series
 Trust at value (cost $117,766,413).....  $28,739,427   $6,528,022   $23,781,817 $9,586,616  $25,881,272 $13,322,323  $ 7,510,101
Receivable from First Variable Life
 Insurance Company......................          133                                                           133
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
Total...................................  $128,739,560  $6,528,022   $23,781,817 $9,586,616  $25,881,272 $13,322,456  $ 7,510,101
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
LIABILITIES
Payable to First Variable Life Insurance
 Company................................       14,773        6,450        3,735         399         899                       133
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
Total liabilities.......................       14,773        6,450        3,735         399         899                       133
Contract owners' equity:
  Annuity contracts in payment period...      242,112      242,112
  Variable annuity contractowners'
    equity..............................  128,482,675    6,279,460   23,778,082   9,586,217  25,880,373  13,322,456     7,509,968
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
Total contract owners' equity...........  128,724,787    6,521,572   23,778,082   9,586,217  25,880,373  13,322,456     7,509,968
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
Total liabilities and contractowners'
 equity.................................  $128,739,560  $6,528,022   $23,781,817 $9,586,616  $25,881,272 $13,322,456  $ 7,510,101
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------
                                          -----------  ------------  ----------  ----------  ----------  ----------  -------------


                                            WORLD     GROWTH AND    SMALL
                                            EQUITY      INCOME       CAP
                                           DIVISION    DIVISION    DIVISION
                                          ----------  ----------  ----------
ASSETS
Investments in Variable Investors Series
 Trust at value (cost $117,766,413).....  $20,889,123 $8,680,045  $12,560,108
Receivable from First Variable Life
 Insurance Company......................
                                          ----------  ----------  ----------
Total...................................  $20,889,123 $8,680,045  $12,560,108
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------
LIABILITIES
Payable to First Variable Life Insurance
 Company................................         968         459       1,730
                                          ----------  ----------  ----------
Total liabilities.......................         968         459       1,730
Contract owners' equity:
  Annuity contracts in payment period...
  Variable annuity contractowners'
    equity..............................  20,888,155   8,679,586  12,558,378
                                          ----------  ----------  ----------
Total contract owners' equity...........  20,888,155   8,679,586  12,558,378
                                          ----------  ----------  ----------
Total liabilities and contractowners'
 equity.................................  $20,889,123 $8,680,045  $12,560,108
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                            Statement of Operations
                  Period ended September 30, 1996--(Unaudited)

                                                                                    HIGH
                                                           CASH        COMMON      INCOME     MULTIPLE      TILT         U.S.
                                                        MANAGEMENT     STOCK        BOND     STRATEGIES   UTILITY     GOVERNMENT
                                             TOTAL       DIVISION     DIVISION    DIVISION    DIVISION    DIVISION   BOND DIVISION
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Investment income:
  Dividends..............................  $1,153,013   $  358,972   $  103,838  $   65,865  $   94,243  $  169,879   $    90,831

Expenses:
  Fees paid to First Variable Life
    Insurance Company:
    Risk and administrative charges......   1,161,169      102,425      192,170      83,066     231,018     141,496        76,220
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Total expenses...........................   1,161,169      102,425      192,170      83,066     231,018     141,496        76,220
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net investment income (expense)..........      (8,156)     256,547      (88,332)    (17,201)   (136,775)     28,383        14,611

Realized and unrealized gain (loss)
 investments on investments:
  Realized gain (loss) on Series Trust:
    Variable Investors Series Trust
      shares redeemed....................   4,164,093                 1,886,983     246,920     499,694      95,696       (74,134)
    Net unrealized appreciation
      (depreciation) on investments
      during the period..................   5,262,176                 1,543,583     495,159   2,505,060    (829,010)      (70,057)
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net realized and unrealized gain on
 investments.............................   9,426,269                 3,430,566     742,079   3,004,754    (733,314)     (144,191)
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
Net increase (decrease) in net assets
 resulting from operations...............  $9,418,113   $  256,547   $3,342,234  $  724,878  $2,867,979  $ (704,931)  $  (129,580)
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------
                                           ----------  ------------  ----------  ----------  ----------  ----------  -------------


                                             WORLD     GROWTH AND    SMALL
                                             EQUITY      INCOME       CAP
                                            DIVISION    DIVISION    DIVISION
                                           ----------  ----------  ----------
Investment income:
  Dividends..............................  $  213,784  $   15,621  $   39,980
Expenses:
  Fees paid to First Variable Life
    Insurance Company:
    Risk and administrative charges......     192,013      65,864      76,897
                                           ----------  ----------  ----------
Total expenses...........................     192,013      65,864      76,897
                                           ----------  ----------  ----------
Net investment income (expense)..........      21,771     (50,243)    (36,917)
Realized and unrealized gain (loss)
 investments on investments:
  Realized gain (loss) on Series Trust:
    Variable Investors Series Trust
      shares redeemed....................   1,051,067     115,043     342,824
    Net unrealized appreciation
      (depreciation) on investments
      during the year....................    (100,579)    (84,029)  1,802,049
                                           ----------  ----------  ----------
Net realized and unrealized gain on
 investments.............................     950,488      31,014   2,144,873
                                           ----------  ----------  ----------
Net increase (decrease) in net assets
 resulting from operations...............  $  972,259  $  (19,229) $2,107,956
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                      Statements of Changes in Net Assets
Periods ended September 30, 1996 - (Unaudited) and December 31, 1995 - (Audited)

                                                          CASH MANAGEMENT           COMMON STOCK            HIGH INCOME
                                       TOTAL                  DIVISION                DIVISION             BOND DIVISION
                              -----------------------  ----------------------  ----------------------  ----------------------
                                 1996         1995        1996        1995        1996        1995        1996        1995
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
OPERATIONS
Net investment income
 (loss).....................  $    (8,156) $5,352,071  $  256,547  $  321,757  $  (88,332) $  764,949  $  (17,201) $  574,269
Realized gain (loss) on
 Variable Investors Series
 Trust shares redeemed......    4,164,093      47,339                           1,886,983     892,623     246,920    (325,633)
Net unrealized appreciation
 (depreciation) on
 investment during the
 period.....................    5,262,176  11,878,900                           1,543,583   2,078,887     495,159     763,785
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
 net assets resulting from
 operations.................    9,418,113  17,278,310     256,547     321,757   3,342,234   3,736,459     724,878   1,012,421

FROM CONTRACTOWNER
 TRANSACTIONS
Net proceeds from sale of
 accumulation units.........   26,760,675  31,781,440   8,884,936  11,592,315   2,740,284   2,892,495   1,321,330   1,825,744
Cost of accumulation units
 terminated and exchanged...  (4,819,128) (16,119,230)(10,900,858)(10,154,829)  1,747,044         247     (34,935)   (767,511)
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Increase (decrease) in net
 assets from contractowner
 transactions...............   21,941,547  15,662,210  (2,015,922)  1,437,486   4,487,328   2,892,742   1,286,395   1,058,233
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Increase (decrease) in net
 assets.....................   31,359,660  32,940,520  (1,759,375)  1,759,243   7,829,562   6,629,201   2,011,273   2,070,654
Net assets at beginning of
 period.....................   97,365,127  64,424,607   8,280,947   6,521,704  15,948,520   9,319,319   7,574,944   5,504,290
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets at end of
 period..................... $128,724,787 $97,365,127  $6,521,572  $8,280,947 $23,778,082 $15,948,520 $9,586,217   $7,574,944
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                               MULTIPLE STRATEGIES
                                     DIVISION
                              ----------------------
                                 1996        1995
                              ----------  ----------
OPERATIONS
Net investment income
 (loss).....................  $ (136,775) $1,708,699
Realized gain (loss) on
 Variable Investors Series
 Trust shares redeemed......     499,694    (363,483)
Net unrealized appreciation
 (depreciation) on
 investment during the
 period.....................   2,505,060   3,447,663
                              ----------  ----------
Net increase (decrease) in
 net assets resulting from
 operations.................   2,867,979   4,792,879

FROM CONTRACTOWNER
 TRANSACTIONS
Net proceeds from sale of
 accumulation units.........   2,665,268   3,644,779
Cost of accumulation units
 terminated and exchanged...  (1,267,091) (2,723,046)
                              ----------  ----------
Increase (decrease) in net
 assets from contractowner
 transactions...............   1,398,177     921,733
                              ----------  ----------
Increase (decrease) in net
 assets.....................   4,266,156   5,714,612
Net assets at beginning of
 period.....................  21,614,217  15,899,605
                              ----------  ----------
Net assets at end of
 period.....................  $25,880,373 $21,614,217
                              ----------  ----------
                              ----------  ----------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                         First Variable Annuity Fund E
                Statements of Changes in Net Assets (continued)
Periods ended September 30, 1996 - (Unaudited) and December 31, 1995 - (Audited)

                                   TILT UTILITY           U.S. GOVERNMENT           WORLD EQUITY             GROWTH AND
                                     DIVISION              BOND DIVISION              DIVISION            INCOME DIVISION
                              -----------------------  ----------------------  ----------------------  ----------------------
                                 1996         1995        1996        1995        1996        1995        1996      1995(1)
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
OPERATIONS
Net investment income
 (loss).....................  $    28,383  $  491,113  $   14,611  $  695,249  $   21,771  $  682,769  $  (50,243) $   28,149
Realized gain (loss) on
 Variable Investors Series
 Trust shares redeemed......       95,696    (510,575)    (74,134)   (433,224)  1,051,067     651,108     115,043      13,164
Net unrealized appreciation
 (depreciation) on
 investment during the
 Period.....................     (829,010)  3,134,928     (70,057)  1,155,615    (100,579)  1,181,856     (84,029)     44,376
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
 net assets resulting from
 operations.................     (704,931)  3,115,466    (129,580)  1,417,640     972,259   2,515,733     (19,229)     85,689
FROM CONTRACTOWNER
 TRANSACTIONS
Net proceeds from sale of
 accumulation units.........    1,108,348   2,850,015     671,335     833,394   2,546,710   4,087,219   2,791,782   2,069,284
Cost of accumulation units
 terminated and exchanged...     (527,533) (1,749,546) (1,105,377) (3,642,421)  2,090,267     191,892   2,572,098   1,179,962
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Increase (decrease) in net
 assets from contractowner
 transactions...............      580,815   1,100,469    (434,042) (2,809,027)  4,636,977   4,279,111   5,363,880   3,249,246
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Increase (decrease) in net
 assets.....................     (124,116)  4,215,935    (563,622) (1,391,387)  5,609,236   6,794,844   5,344,651   3,334,935
Net assets at beginning of
 period.....................   13,446,572   9,230,637   8,073,590   9,464,977  15,278,919   8,484,075   3,334,935
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets at end of
 period.....................  $13,322,456 $13,446,572  $7,509,968  $8,073,590 $20,888,155 $15,278,919  $8,679,586  $3,334,935
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


                                SMALL CAP DIVISION
                              ----------------------
                                 1996      1995(2)
                              ----------  ----------
OPERATIONS
Net investment income
 (loss).....................  $  (36,917) $   85,117
Realized gain (loss) on
 Variable Investors Series
 Trust shares redeemed......     342,824     123,359
Net unrealized appreciation
 (depreciation) on
 investment during the
 Period.....................   1,802,049      71,790
                              ----------  ----------
Net increase (decrease) in
 net assets resulting from
 operations.................   2,107,956     280,266
FROM CONTRACTOWNER
 TRANSACTIONS
Net proceeds from sale of
 accumulation units.........   4,030,682   1,986,195
Cost of accumulation units
 terminated and exchanged...   2,607,257   1,546,022
                              ----------  ----------
Increase (decrease) in net
 assets from contractowner
 transactions...............   6,637,939   3,532,217
                              ----------  ----------
Increase (decrease) in net
 assets.....................   8,745,895   3,812,483
Net assets at beginning of
 period.....................   3,812,483
                              ----------  ----------
Net assets at end of
 period..................... $12,558,378  $3,812,483
                              ----------  ----------
                              ----------  ----------

SEE ACCOMPANYING NOTES.

(1) FROM COMMENCEMENT OF OPERATIONS MAY 31, 1995.

(2) FROM COMMENCEMENT OF OPERATIONS MAY 4, 1995.

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                         Notes to Financial Statements
                         September 30, 1996 (unaudited)

1. ORGANIZATION

    First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended, (1940 Act). Each of the nine investment divisions of the Fund are invested solely in the shares of the nine corresponding portfolios of the Variable Investors Series Trust (the Trust), a no-load, diversified, open-end, series management investment company registered under the 1940 Act. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

    First Variable Life is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is a wholly-owned subsidiary of Irish Life, plc. (Irish Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILoNA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company, on September 22, 1994. First Variable Life is domiciled in the State of Arkansas.

    The assets of the Fund are not available to meet the general obligations of First Variable Life or ILoNA and are held for the exclusive benefit of the contractowners participating in the Fund.

    The Small Cap Division commenced operations on May 4, 1995 and the Growth and Income Division commenced operations on May 31, 1995. Effective April 1, 1994, the name of the Equity Income Division was changed to the Tilt Utility Division.

2. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

INVESTMENTS

    The investments in shares of the Trust are stated at the net asset value per share of the respective portfolios of the Trust. Investment transactions are accounted for on the date the shares are purchased or sold. The cost of shares sold and redeemed is determined on the first-in, first-out method. Dividends and capital gain distributions received from the Trust are reinvested in additional shares of the Trust and are recorded as income by the Fund on the ex-dividend date.

FEDERAL INCOME TAXES

    For federal income tax purposes, operations of the Fund are combined with those of First Variable Life which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      First Variable Life Inurance Company
                         First Variable Annuity Fund E
                   Notes to Financial Statements (continued)
                         September 30, 1996 (unaudited)

GENERAL

    The accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for fair presentation of the Fund's financial position and results of operations as of and for the interim periods presented. Certain footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although the Fund believes the disclosures in these financial statements are adequate to present fairly the information contained herein. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

                              Financial Statements
                     First Variable Life Insurance Company
               Year ended December 31, 1995 and December 31, 1994

                         Report of Independent Auditors

To the Board of Directors and Shareholder
First Variable Life Insurance Company

    We have audited the accompanying statutory-basis balance sheets of First Variable Life Insurance Company (the Company) as of December 31, 1995 and 1994, and the related statutory-basis statements of operations, capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits of the accompanying statutory-basis financial statements in accordance with generally accepted auditing standards; however, as discussed in the following paragraph, we were not engaged to determine or audit the effects of the variances between statutory accounting practices and generally accepted accounting principles. Generally accepted auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion on the accompanying statutory-basis financial statements.

    The Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that the auditors' report on such statements indicate whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained in Note 1, and the Company has not determined the effects of those variances. Accordingly, we were not engaged to audit, and we did not audit, the effects of those variances. Since the accompanying financial statements do not purport to be a presentation in conformity with generally accepted accounting principles, we are not in a position to express, and we do not express, an opinion on the financial statements referred to above as to fair presentation of financial position, results of operations or cash flows in conformity with generally accepted accounting principles.

    In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of First Variable Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department.

                                          /s/Ernst & Young LLP
                 ---------------------------------------------------------------
                                          Ernst & Young LLP

Boston, Massachusetts
January 25, 1996

                     First Variable Life Insurance Company
                        Balance Sheets--Statutory Basis

                                                                         DECEMBER 31
                                                                       1995       1994
                                                                     ---------  ---------
                                                                        (IN THOUSANDS)
ADMITTED ASSETS
Cash and invested assets:
  Bonds............................................................  $ 302,616  $ 247,511
  Common stocks....................................................        343        476
  Cash and short-term investments..................................      5,564     54,731
                                                                     ---------  ---------
Total cash and invested assets.....................................    308,523    302,718
Investment income due and accrued..................................      5,943      5,199
Other admitted assets..............................................        404        171
Separate account assets............................................    132,176     94,282
                                                                     ---------  ---------
Total admitted assets..............................................  $ 447,046  $ 402,370
                                                                     ---------  ---------
                                                                     ---------  ---------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Annuity contract reserve.........................................  $ 272,804  $ 261,934
  Interest maintenance reserve.....................................      4,833      4,945
  Federal income taxes.............................................          0         17
  Remittances not allocated........................................       (365)     1,935
  Asset valuation reserve..........................................      2,954      2,783
  Transfers from separate accounts.................................     (1,369)        (1)
  Payable to affiliates............................................          1         58
  Other liabilities................................................      1,375      4,743
  Separate account liabilities.....................................    132,176     94,282
                                                                     ---------  ---------
Total liabilities..................................................    412,409    370,696
Capital and surplus:
  Capital stock, par value $1.00 per share:
    Authorized 3,500,000 shares Issued and outstanding 2,500,000
      shares.......................................................      2,500      2,500
  Additional paid-in capital.......................................     22,555     17,555
  Unassigned surplus...............................................      9,582     11,619
                                                                     ---------  ---------
Total capital and surplus..........................................     34,637     31,674
                                                                     ---------  ---------
Total liabilities and capital and surplus..........................  $ 447,046  $ 402,370
                                                                     ---------  ---------
                                                                     ---------  ---------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                        Balance Sheets--Statutory Basis

                                                                          DECEMBER 31
                                                                        1995       1994
                                                                      ---------  ---------
                                                                         (IN THOUSANDS)
Premiums and other revenues:
  Premiums and other considerations.................................  $  67,063  $ 109,941
  Investment income, less investment expenses.......................     22,939     17,425
  Other income......................................................        598        811
                                                                      ---------  ---------
Total premiums and other revenues...................................     90,600    128,177

Benefits and expenses
  Benefit payments to policyholders and beneficiaries...............     62,339     71,385
  Increase in annuity contract reserve..............................     10,870     69,954
                                                                      ---------  ---------
Total benefits paid or provided.....................................     73,209    141,339

Insurance expenses:
  Commissions.......................................................      3,738      1,560
  General insurance expenses........................................      5,693      4,979
  Insurance taxes, licenses and fees................................        309        932
  Other.............................................................        302        115
                                                                      ---------  ---------
Total insurance expenses............................................     10,042      7,586
                                                                      ---------  ---------
                                                                         83,251    148,925

Net transfers to (from) separate accounts...........................      9,133    (20,359)
                                                                      ---------  ---------
Loss from operations before federal income tax benefit and net
 realized capital losses............................................     (1,784)      (389)
Federal income tax benefit..........................................        (17)       (43)
                                                                      ---------  ---------
Loss from operations before net realized capital gains (losses).....     (1,767)      (346)

Net realized capital gains (losses), less related federal income tax expense (1995 $0; 1994 $60) and amounts transferred to the interest
 maintenance reserve (1995 ($20); 1994 $470)........................        307       (228)
                                                                      ---------  ---------
Net loss............................................................     (1,460)      (574)

Changes in net unrealized capital gains (losses)....................       (133)     7,624
Net (increase) decrease in non-admitted assets......................       (273)       198
(Increase) decrease in asset valuation reserve......................       (171)     1,342
Loss on sale of limited partnerships................................                (8,606)
Contributed capital from parent company.............................      5,000
Net increase (decrease) in capital and surplus......................      2,963        (16)
                                                                      ---------  ---------
Capital and surplus, beginning of year..............................     31,674     31,690
                                                                      ---------  ---------
Capital and surplus, end of year....................................  $  34,637  $  31,674
                                                                      ---------  ---------
                                                                      ---------  ---------

SEE ACCOMPANYING NOTES.

                     First Variable Life Insurance Company
                    Statements of Cash Flow--Statutory Basis

                                                                           DECEMBER 31
                                                                         1995       1994
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
OPERATIONS
Premiums and other considerations....................................  $  67,063  $ 110,428
Investment income, less investment expenses..........................     22,189     16,802
Other income.........................................................         34        762
Benefits.............................................................    (62,339)   (71,163)
Insurance expenses...................................................    (10,056)    (6,993)
Federal income taxes paid (recovered)................................         60       (380)
Transfers to (from) separate accounts................................    (10,207)    20,698
Other expenses.......................................................       (303)      (439)
                                                                       ---------  ---------
Net cash provided by operations......................................      6,441     69,715

PROCEEDS FROM INVESTMENTS SOLD, MATURED OR REPAID:
  Bonds..............................................................     19,378     15,450
  Common stocks......................................................      1,807         14
  Other invested assets..............................................                 9,685
                                                                       ---------  ---------
                                                                          21,185     25,149
Tax on capital gains.................................................        (60)      (590)

OTHER CASH PROVIDED:
  Capital and surplus paid in........................................      5,000
  Other sources......................................................        403      6,213
                                                                       ---------  ---------
Total other cash provided............................................      5,403      6,213
                                                                       ---------  ---------
Total cash provided..................................................     32,969    100,487

COST OF INVESTMENTS ACQUIRED:
  Bonds..............................................................    (74,567)   (49,883)
  Common stocks......................................................     (1,500)       (14)
  Other invested assets..............................................                  (258)
                                                                       ---------  ---------
Total cost of investments acquired...................................    (76,067)   (50,155)

OTHER CASH APPLIED:
Other................................................................     (6,069)    (2,618)
                                                                       ---------  ---------
Total cash used......................................................    (82,136)   (52,773)
                                                                       ---------  ---------
Increase (decrease) in cash and short-term investments...............    (49,167)    47,714
Cash and short-term investments at beginning of year.................     54,731      7,017
                                                                       ---------  ---------
Cash and short-term investments at end of year.......................  $   5,564  $  54,731
                                                                       ---------  ---------
                                                                       ---------  ---------

SEE ACCOMPANYING NOTES.

                      FIRST VARIABLE LIFE INURANCE COMPANY
                 Notes to Financial Statements--Statutory Basis
                               December 30, 1995

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    First Variable Life Insurance Company (the Company), a life insurance company domiciled in the State of Arkansas, is a wholly-owned subsidiary of Irish Life of North America, Inc. (ILoNA), which is owned by Irish Life, plc (Irish Life) of Dublin, Ireland. All outstanding shares of the Company were purchased by ILoNA from Monarch Life Insurance Company (Monarch Life), a Massachusetts life insurance company, on September 22, 1994.

    The Company is licensed in 49 states and sells variable and fixed annuity products through regional wholesalers and insurance brokers.

BASIS OF PRESENTATION

    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Arkansas Insurance Department, which practices differ in some respects from generally accepted accounting principles (GAAP). The more significant of these differences are as follows: (a) bonds are generally carried at amortized cost rather than segregating the portfolio into held-to-maturity (carried at amortized cost), held-for-sale (carried at fair value), and trading (carried at fair value) classifications; (b) policy reserves are based on statutory mortality tables rather than on the basis of the mortality, interest and withdrawal assumptions anticipated by the Company when the policies were issued, as would be used for GAAP. Statutory annuity reserves are stated at values which, in the aggregate, are not less than those prescribed by the Commissioner's Annuity Reserve Valuation Method (CARVM); for GAAP, annuity reserves would be stated at account value; (c) expenses relating to the acquisition of new business are charged to operations as incurred rather than being deferred and amortized over the period that the related income is earned. Commissions and expense allowances on reinsurance ceded are recognized as income when due rather than deferred and amortized over the terms of the respective reinsurance agreements; (d) certain assets, principally amounts due from other companies and furniture and equipment, designated as 'nonadmitted assets,' are excluded from the balance sheet and are charged to unassigned surplus; (e) net realized gains or losses attributed to changes in the level ofinterest rates in the market are deferred and amortized over the remaining life of the bond rather than recognized as gains or losses in the statement of operations when the sale is completed; (f) declines in the estimated realizable value of investments are recognized through the establishment of a formula-determined statutory investment reserve (carried as a liability) whose changes are reflected directly in surplus, rather than through reductions in the statement of operations, when such declines are judged to be other than temporary; (g) deferred

                      First Variable Life Inurance Company
           Notes to Financial Statements--Statutory Basis (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

federal income taxes are not provided for the effects of differences in the bases of assets and liabilities reported for financial statement and income tax purposes, as would be the treatment under GAAP; (h) investments in subsidiaries are carried on the basis of their equity in net assets and changes in the carrying amounts of subsidiaries are credited or charged directly to unassigned surplus rather than included in the determination of net income (under GAAP, wholly-owned subsidiaries are presented on a consolidated basis); (i) net unrealized investment gains and losses are not segregated as a separate component of capital and surplus, as is required by GAAP; and (j) pension expense is recognized in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974 rather than on an accrual basis.

    The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined.

INVESTMENTS

    Investments are valued in accordance with methods prescribed by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). Investments in bonds not backed by other loans are generally carried at amortized cost using the interest method. Loan-backed bonds are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer survey values or internal estimates and are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all securities.

    Common stocks are generally carried at market value.

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of twelve months or less to be cash equivalents.

    Investments in separate accounts are carried at market value. Cash and short-term investments are stated at cost which approximates market value.

    Realized gains and losses on investments are determined using the first-in, first-out basis and are recognized in net income, net of related federal income taxes and amounts transferred to the Interest Maintenance Reserve. Unrealized capital gains and losses, resulting from changes in the difference between cost and the carrying value of investments, are reflected in surplus.

    Interest income is recognized on an accrual basis. The Company does not accrue interest on bonds in default or where management determines collection is uncertain.

ANNUITY CONTRACT RESERVE

    The reserves for annuity contracts, all developed by actuarial methods, are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than the minimum valuation required by law or guaranteed policy cash values.

                      First Variable Life Inurance Company
           Notes to Financial Statements--Statutory Basis (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECOGNITION OF PREMIUM REVENUES AND COSTS

    Premiums are recognized as revenues over the premium-paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

FEDERAL INCOME TAXES

    Generally, the Company records income tax expense based on estimates of amounts that will be due and payable based on current year's taxable income, without regard to deferred income taxes.

SEPARATE ACCOUNTS

    The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable annuity contracts, and for which the contract owner, rather than the Company, bears the investment risk.

    Separate account assets, comprised principally of shares of Variable Investors Series Trust, primarily represent funds deposited by separate account contract owners segregated into accounts with specific investment objectives. The assets are carried at market value. An offsetting liability is maintained to the extent of contract owners' interests in the assets.

    Transfers from separate accounts represent the net premium and benefit withdrawals between the separate accounts and the Company's general account, as well as charges assessed the separate accounts for the assumption of mortality, distribution, administrative and other expense risks, and for administrative charges by the Company.

PREMIUMS

    Approximately 49% of the direct business written in 1995 was written through one wholesaler. The Company's management believes that other broker/dealers could generate the same level of sales on comparable terms. Direct premiums are not concentrated in any geographical area.

USE OF ESTIMATES

    The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

                      First Variable Life Inurance Company
           Notes to Financial Statements--Statutory Basis (continued)

2. PERMITTED STATUTORY ACCOUNTING PRACTICES

    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Arkansas Insurance Department. 'Prescribed' statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. 'Permitted' statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of 'prescribed' statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory financial statements. In 1994, the Company received written approval from the Arkansas Insurance Department to report a portion of realized losses on the sale of limited partnerships which related to prior years as a direct charge to surplus offset by the resultant change in unrealized losses. This transaction had no net effect on surplus.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


3.  INVESTMENT OPERATIONS

Components of net investment income are as follows:

                                          YEAR ENDED DECEMBER 31
                                            1995           1994
                                          ----------------------
                                                (IN THOUSANDS)

Bonds                                       $22,016    $16,349
Short-term investments                        1,042      1,066
Limited partnership interests                     0         31
Amortization of IMR                              92         79
Other                                            10        187
                                            -------    -------
                                             23,160     17,712
Less investment expenses                       (221)      (287)
                                            -------    -------
Net investment income                       $22,939    $17,425
                                            -------    -------
                                            -------    -------

At December 31, 1995 and 1994, the carrying value and estimated fair value of the Company's portfolio of bonds are as follows:


                                          GROSS        GROSS      ESTIMATED
                              CARRYING  UNREALIZED   UNREALIZED   FAIR VALUE
                                VALUE     GAINS        LOSSES
                              ------------------------------------------------
                                          (IN THOUSANDS)
DECEMBER 31, 1995
Bonds:
  U.S. Treasury and other
   U.S. Government obligations  $35,548    $ 1,212    $   (63)   $ 36,697
   Public utilities              95,820      5,325       (698)    100,447
   Corporate                    141,313     11,287        (53)    152,547
   Mortgage-backed               29,935        296       (333)     29,898
                               --------    -------    -------    --------
                               $302,616    $18,120    $(1,147)   $319,589
                               --------    -------    -------    --------
                               --------    -------    -------    --------

                                          GROSS        GROSS      ESTIMATED
                              CARRYING  UNREALIZED   UNREALIZED     FAIR
                                VALUE     GAINS        LOSSES      VALUE
                              ------------------------------------------------
                                            (IN THOUSANDS)

DECEMBER 31, 1994
Bonds:
U.S. Treasury and other
 U.S. Government obligations  $  31,113  $    67    $ (2,705)     $ 28,475
 Public utilities                69,273      162      (7,489)       61,946
 Corporate                      124,025    1,093      (6,196)      118,922
 Mortgage-backed                 23,100       16      (2,642)       20,474
                               --------   -------     -------     --------
                               $247,511   $ 1,338    $(19,032)    $229,817
                               --------   -------     -------     --------
                               --------   -------     -------     --------

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)

3. INVESTMENT OPERATIONS (CONTINUED)

The carrying value and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                          CARRYING VALUE            ESTIMATED FAIR
                                                         VALUE
                          --------------            ----------------
                                          (IN THOUSANDS)
  Bonds:
   Due in one year or less    $  5,735                 $   5,707
   Due after one year
     through five years         46,118                    48,889
   Due after five years
     through ten years         123,424                   129,144
   Due after ten years          97,404                   105,951
   Mortgage-backed securities   29,935                    29,898
                               -------                   --------
                              $302,616                  $319,589
                              --------                   --------
                              --------                   --------

Proceeds from the sales of investments in bonds during 1995 and 1994 were $19.4 million and $0; gross gains of $0.4 million and $0 and gross losses of $0.4 million and $0 were realized on those sales, respectively.

At December 3l, 1995, First Variable's investments with a carrying value of $57.1 million, were held on deposit with various state insurance departments.

The Company's affiliated common stock investments represent its wholly-owned subsidiaries, First Variable Capital Services, Inc. (FVCS), a registered broker-dealer which commenced operations on December 1, 1992, and First Variable Advisory Services Corp. (FVAS), an investment advisor which commenced operations on April 1, 1994. The cost and carrying value of the Company's affiliated common stock investments was $18,000 and $21,000, respectively at both December 31, 1995 and 1994.

The Company's unaffiliated common stock had a cost of $16,000 at both December 31, 1995 and 1994, and carrying value of $322,000 and $455,000 at December 31, 1995 and 1994, respectively.

Effective August 31, 1994, the Company transferred all limited partnership assets to its former parent for the then current statement value. As stated in Note 2, the Company classified losses incurred in prior years as a direct charge to surplus offset by the resultant change in unrealized losses.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)

3.  INVESTMENT OPERATIONS (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

The Company's investment in public utility bonds at December 31, 1995 represents 32% of total investments and 21% of admitted assets. The holdings of public utility bonds are widely diversified and all issues met the Company's investment policies and credit standards when purchased.

4.  POLICY AND CONTRACT ATTRIBUTES

ANNUITY CONTRACT RESERVES

The Company's major categories of reserves for annuity contracts and supplementary contracts at December 31, 1995 and 1994 are summarized below:

                                               1995      1994
                                            --------------------
                                              (IN THOUSANDS)

Annuities                                   $242,147    $233,229
Supplementary contracts with
 life contingencies                           11,114      11,483
Supplementary contracts without
 life contingencies                           19,543      17,222
                                            --------    --------
Life and annuity reserves                   $272,804    $261,934
                                            --------    --------
                                            --------    --------

At December 31, 1995, the Company's annuity contract reserves that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                               AMOUNT    PERCENT
                                               ------------------
                                                 (IN THOUSANDS)

Subject to discretionary withdrawal
 (with adjustment):
With market value adjustment                    $  32,443     8%
Subject to discretionary withdrawal
 (without adjustment) at book value with
 minimal or no charge or adjustment               339,232    84
Not subject to discretionary withdrawal            31,724     8
                                                ---------   ----
Total annuity reserves and deposit
 fund liabilities                                $403,399   100%
                                                ---------   ----
                                                ---------   ----

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


5.  FEDERAL INCOME TAXES

Differences between financial statement operating income before federal income taxes and taxable income are primarily attributed to differences between book and tax bases for investments, annuity contract reserves and tax basis deferred acquisition costs.

The Company filed an election under Internal Revenue Code Section 338(h)(10) which allowed the Company to record its tax-basis assets at market value at the date the Company was acquired by ILoNA. The resulting tax-basis goodwill will be amortized over a 10-15 year period.

In 1994, the Company filed its own separate federal income tax return covering the period September 22, 1994 to December 31, 1994. From 1991 until September 21, 1994, the Company was included in the consolidated life/non-life federal income tax returns of Regal Re, the Company's former ultimate parent, for which taxes were provided under a written tax allocation agreement entered into on September 23, 1992. This agreement terminated effective September 21, 1994. There was a consolidated loss for 1994. Under the tax allocation agreement, there was no provision for tax in 1994.

6.  BENEFIT PLANS

Effective with the Company's purchase by ILoNA, substantially all of the Company's employees became participants in a defined benefit pension plan which ILoNA sponsors for its affiliated companies. Benefits are based on years of service and the highest consecutive five years of compensation out of an employee's final ten years of employment. The Company makes annual contributions to the plan in amounts necessary to provide for normal costs and appropriate prior service costs. No pension expense was recognized in the current year because the plan was subject to the full funding limitation under the Internal Revenue Code. As of the most recent actuarial valuation date, the total accumulated benefit obligation determined in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and valued as of January 1, 1995 was $2.9 million including vested benefits of $2.8 million. The fair value of plan assets was $3.6 million.

Substantially all of the Company's employees are eligible for a 401(k)
Employee Saving Plan sponsored by ILoNA.   Employees can contribute up to 15%
of their annual salary (with a maximum contribution of $9,240 in 1995) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors. There is an incentive compensation plan for certain officers of the Company.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


7.  REINSURANCE

During 1994, the Company maintained a reinsurance agreement with Monarch Life, on a coinsurance basis, whereby the Company ceded to Monarch Life certain single-premium deferred annuity policies. This reinsured business was recaptured effective August 30, 1994 at the time of the Company's acquisition by ILoNA. The effect of the recapture was an increase in premiums of $74 million and an increase in reserves of $72 million, resulting in a gain from the transaction, reflected in operations, of $2 million. In 1994, the Company received $.4 million from Monarch Life for expense allowances for administration of the policies reinsured. At December 31, 1995 and 1994, there is no reinsurance in effect.

Additional information on direct business written and reinsurance ceded for the year 1994 is set forth below:

                                                       1994
                                                   -------------
                                                   (IN THOUSANDS)

Direct premiums                                      $  30,534
Reinsurance recaptured from Monarch Life                74,755
                                                     ---------
Net premiums                                         $ 105,289
                                                     ---------
                                                     ---------

Direct annuity benefits and payments
 on supplementary contracts incurred                 $  14,181
 Reinsurance ceded to Monarch Life                        (715)
                                                     ---------
Net annuity benefits and payments on
supplementary contracts incurred                     $  13,466
                                                     ---------
                                                     ---------

8.  DIVIDEND RESTRICTIONS AND COMMON STOCK DIVIDEND

The maximum amount of dividends which could be paid to the Company's stockholder would normally be restricted to the greater of 10% of the surplus at the preceding December 31 or the net income from operations for the previous year. This amount is $3.5 million at December 31, 1995; however, pursuant to a directive received from the Arkansas Insurance Department in 1991, any proposed payment of a dividend currently requires its approval.

On December 14, 1994, the Company's board of directors authorized a 2/3 for 1 common stock dividend to increase the Company's capital stock to $2.5 million to meet the minimum statutory capital requirement as mandated by certain states in which the Company does business. The additional $1.0 million was transferred to capital stock from additional paid in capital.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


9.  SEPARATE ACCOUNTS RECONCILIATION

The separate accounts of the Company represent funds related to variable annuity products. There are no guarantees associated with the separate account portion of these products. The assets for these accounts are carried at market value. Information regarding the separate accounts of the Company as of and for the year ended December 31, 1995 is as follows:

Premiums, deposits and other considerations        $  30,534
                                                   ---------
                                                   ---------

Reserves for separate accounts with assets at:
  Fair value                                       $ 130,807
  Amortized cost                                           0
                                                   ---------
Total                                              $ 130,807
                                                   ---------
                                                   ---------

Reserves for separate accounts by withdrawal
 characteristics:
At book value less current surrender charge of
 5% or more                                        $  15,674
At book value less current surrender charge of
 5% or less                                          114,822
                                                   ---------
                                                     130,496
                                                   ---------
Not subject to discretionary withdrawal                  311
                                                   ---------
Total separate account liabilities                 $ 130,807
                                                   ---------
                                                   ---------

Following is a reconciliation of transfers as reported in the separate account annual statement summary of operations and the Company's statement of operations for the year ended December 31, 1995 (in thousands):

      Transfers to separate accounts               $  33,541
      Transfers from separate accounts               (24,408)
                                                   ---------

      Net transfers to (from) separate
       accounts as reported in the separate
       account summary of operations               $   9,133
                                                   ---------
                                                   ---------

      Transfers as reported in the Company's
       statement of operations                     $   9,133
                                                   ---------
                                                   ---------

Contract owners' interest in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in operations. Fees charged on separate account contract owner deposits are included in operations in the transfers from separate accounts line. These fees during 1995 and 1994 amounted to $1.5 million and $1.3 million, respectively.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


10.  CONTINGENCIES

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1995 and 1994, the Company has accrued $.1 million and $.2 million, respectively, for guaranty fund assessments based on its historical experience and information available from those making guaranty fund assessments.

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

INVESTMENTS: Fair values for bonds are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for common stocks are based on quoted market prices.

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the accompanying statutory-basis balance sheets for these financial instruments approximate their fair values.

ANNUITY CONTRACT RESERVES: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost the Company would incur to extinguish the liability, i.e., the cash surrender value. The Company is not required to estimate the fair value of its liabilities under other contracts.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


11. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values and estimated fair values of the Company's financial instruments for which it is practicable to calculate a fair value are as follows:

                               DECEMBER 31, 1995          DECEMBER 31, 1994
                            --------------------------------------------------
                            CARRYING      ESTIMATED    CARRYING     ESTIMATED
                             VALUE       FAIR VALUE     VALUE      FAIR VALUE
                            --------------------------------------------------
                                             (IN THOUSANDS)

Assets:
  Bonds                     $302,616     $319,589     $247,511      $229,817
  Common stocks                  343          343          476           476

Liabilities:
 Annuities and supplementary
 contracts with and without
 life contingencies          272,804      271,212      261,934       260,318

12.  RELATED-PARTY TRANSACTIONS

In addition to the related-party transactions reported in Notes 3, 5 and 6, the Company has participated in the following related-party transactions:

The Company has agreements with its wholly-owned subsidiaries, FVCS and FVAS, under which the Company performs various services (including accounting and data processing) without charge to the subsidiaries. In addition, the Company reimburses FVCS and FVAS for all direct costs incurred by FVCS and FVAS in their operations. During 1995 and 1994, the Company reimbursed FVCS and FVAS $282,000 and $325,000, respectively, for these costs.

In accordance with the Company's investment advisory services agreement with FVAS, the Company will reimburse FVAS if FVAS's revenues are inadequate to meet its obligations. Included in the 1995 and 1994 reimbursement of $282,000 and $325,000, respectively, noted above was $274,000 and $233,000, respectively, related to this agreement.

The Company entered into an Expense Allocation Agreement with Monarch Life and other affiliates on October 1, 1993. The agreement provided a methodology for allocating and reimbursing both direct and overhead expenses. Amounts allocated to the Company pursuant to this agreement were $1.6 million for 1994. The agreement was terminated on September 21, 1994.

                   First Variable Life Insurance Company
         Notes to Financial Statements -- Statutory Basis (continued)


12.  RELATED-PARTY TRANSACTIONS (CONTINUED)

A management agreement was entered into with ILoNA in January 1995 to provide for certain management services. In addition, an expense allocation agreement was entered into with Interstate Assurance Company, a subsidiary of ILoNA, to provide for certain administrative functions. Amounts paid during 1995 by the Company pursuant to these agreements were $480,000 and $190,000, respectively.

                                      PART C

                         FIRST VARIABLE ANNUITY FUND E

                                    PART C

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a)    Financial Statements


      The financial statements of the Separate Account as of December 31, 1995 and September 30, 1994 (Unaudited)

      The financial statements of the Company as of December 31, 1995 and December 31, 1994


(b)   EXHIBITS
      --------

      1. Resolution of Board of Directors for the Company authorizing the establishment of the Separate Account*

      2.      Not Applicable

      3(a).   Form of Principal Underwriter's Agreement**

       (b).   Form of Broker-Dealer Agreement**

       (c).   Specimen Broker-Dealer Supervisory and Selling Agreement#

      4.      Individual Flexible Purchase Payment Deferred Variable Annuity
              Contract#

      5.      Application for Variable Annuity#

      6(a).   Articles of Incorporation##

       (b)    By-laws of First Variable Life Insurance Company**

      7.      Not Applicable

      8.      Form of Fund Participation Agreements#

      9.      Opinion and Consent of Counsel

      10.     Consent of Independent Auditors

      11.     Not Applicable

      12.     Not Applicable

      13.    Calculation of Performance Date

      14.    Not Applicable

      27.    Financial Data Schedule

* Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).



**    Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1966 (File No. 333-05053).



#     Incorporated by reference to the Registrant's Post-Effective Amendment
No. 22 to Form N-4 (File Nos. 333-12197 and 811-4092) as filed via Edgar on September 14, 1996.



# #   Incorporated by reference to the Registrant's Post-Effective Amendment
No. 5 to Form N-4 (File Nos. 33-35749 and 811-4092) as filed on or about December 30, 1993.



ITEM 25.  OFFICERS AND DIRECTORS OF DEPOSITOR

The following are the Officers and Directors of the Company.


NAME AND PRINCIPAL
BUSINESS ADDRESS            POSITIONS AND OFFICES WITH THE DEPOSITOR
-------------------         ----------------------------------------

Ronald M. Butkiewicz                Chairman and Director
2211 York Road, Suite 202
Oakbrook, IL  60521


Stephan M. Largent                  President and Director
10 Post Office Square
Boston, MA  02109


Michael J. Corey                    Director
401 East Host Drive
Lake Geneva, WI  53147

Michael R. Ferrari                   Director
25th & University Avenue
Des Moines, IA  50311


Stephan Shone                        Director
Lower Abbey Street
Dublin 1, Ireland


T. David Kingston                    Director
Lower Abbey Street
Dublin 1, Ireland

Jeff S. Liebmann                     Director
1301 Avenue of the Americas
New York, NY  10019

Kenneth R. Meyer                     Director
200 South Wacker Drive, Suite 2100
Chicago, IL  60606

-------------------
Phillip R. O'Connor                  Director
111 West Washington, Suite 1247
Chicago, IL  60602

Norman A. Fair                       Director
2211 York Road, Suite 202
Oakbrook, IL  60521

Thomas K. Neavins                    Director
2211 York Road, Suite 202
Oakbrook, IL  60521

Arnold R. Bergman                    Vice President - Legal &
10 Post Office Square                Administration and Secretary
Boston, MA 02109

Martin Sheerin  Vice                 President and Chief Actuary
10 Post Office Square
Boston, MA  02109

Anthony J. Koenig, Jr.               Vice President and Treasurer
10 Post Office Square
Boston, MA  02109

Constance Graves                     Assistant Vice President and Assistant
10 Post Office Square                Controller
Boston, MA  02109

Mark Kelly                           Assistant Vice President and Assistant
10 Post Office Square                Treasurer
Boston, MA  02109


ITEM 26.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
              DEPOSITOR OR REGISTRANT.

    Incorporated by reference to Registrant's Post Effective Amendment No. 20 filed electronically on April 29, 1996. (File Nos. 33-35749 and 811-4092).


ITEM 27.   NUMBER OF CONTRACT OWNERS

    Not Applicable.

ITEM 28.   INDEMNIFICATION

    Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



ITEM 29.   PRINCIPAL UNDERWRITER

(a) First Variable Capital Services, Inc. ("FVCS") is the principal underwriter for the Contracts and for the following investment companies:


First Variable Annuity Fund A

(b)   The following persons are directors and officers of FVCS:


NAME AND PRINCIPAL BUSINESS ADDRESS      POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------      --------------------------------------
Norman A. Fair                           Director
2211 York Road, Suite 202
Oakbrook, IL  60521

Stephan M. Largent                       President and Director
10 Post Office Square
Boston, MA  02109

Arnold R. Bergman                        Secretary and Director
10 Post Office Square
Boston, MA 02109

Tom Simpson                              Vice President and Director
10 Post Office Square
Boston, MA  02109


Anthony J. Koenig, Jr.                   Assistant Treasurer
10 Post Office Square
Boston, MA  02109

Constance Graves                         Assistant Treasurer
10 Post Office Square
Boston, MA 02109

Mark Kelly Assistant                     Treasurer
10 Post Office Square
Boston, MA  02109

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS


    Arnold R. Bergman, Secretary of the Company and Anthony J. Koenig, Jr., Treasurer of the Company, who are located at 10 Post Office Square, 12th Floor, Boston, MA 02109, maintain physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.


ITEM 31.   MANAGEMENT SERVICES

Not Applicable.

ITEM 32.   UNDERTAKINGS

    (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

    (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


    (d) In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in this Registration Statement on Form N-4, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company.



                             REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b) (11) in any sales literature used in connection with the offer of the contract;

    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restriction on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                              SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts, on this 20th day of December, 1996.



                                     FIRST VARIABLE ANNUITY FUND E
                                     (Registrant)


                                     By: FIRST VARIABLE LIFE INSURANCE COMPANY
                                     (Depositor)


                                    By: /s/Stephan Largent
                                       -------------------------------
                                       Stephan  M. Largent, President



                                       FIRST VARIABLE LIFE INSURANCE COMPANY
                                       (Depositor)


                                   By: /s/Stephan Largent
                                      ----------------------------------
                                      Stephan M. Largent, President


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


    SIGNATURE                     TITLE                          DATE
    ---------                     -----                          -----

Ronald M. Butkiewicz*       Chairman & Director                 12/20/96
------------------------
Ronald M. Butkiewicz


Michael J. Corey*           Director                            12/20/96
------------------------
Michael J. Corey


Michael R. Ferrari*         Director                            12/20/96
------------------------
Michael R. Ferrari


s/ Stephan M. Largent       President and Director              12/20/96
------------------------
Stephan M. Largent


T. David Kingston*          Director                            12/20/96
------------------------
T. David Kingston


Jeff S. Liebmann*           Director                            12/20/96
------------------------
Jeff S. Liebmann


------------------------    Director
Kenneth R. Meyer

Philip R. O'Connor*         Director                            12/20/96
------------------------
Phillip R. O'Connor


Norman A. Fair*             Director                            12/20/96
------------------------
Norman A. Fair


Thomas K. Neavins*          Director                            12/20/96
------------------------
Thomas K. Neavins


/s/Anthony J. Koenig, Jr.    Vice President and Treasurer       12/20/96
------------------------
Anthony J. Koenig, Jr.


                            *By Power of Attorney

                           /s/Arnold R. Bergman
                           ------------------------
                             Arnold R. Bergman

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, RONALD M. BUTKIEWICZ, a Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD
R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996


WITNESS:

/S/ MARTIN SHEERIN                              /S/ RONALD M. BUTKIEWICZ
----------------------                          -------------------------
                                                Ronald M. Butkiewicz

                        LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, MICHAEL J. COREY, a Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996

WITNESS:

/S/ MARTIN SHEERIN                            /S/MICHAEL J. COREY
--------------------                          ---------------------
                                              Michael J. Corey

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, NORMAN A. FAIR, Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

 WITNESS my hand this 24th day of April, 1996

WITNESS:

/S/ THOMAS K. NEAVINS                         /S/ NORMAN A. FAIR
--------------------                          ---------------------
                                              Norman A. Fair

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, MICHAEL R. FERRARI, a Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD
R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 18th day of November, 1996

WITNESS:


/S/ MICHAEL R. FRIEDBERG                   /S/ MICHAEL R. FERRARI
-------------------------                  ------------------------
                                           Michael R. Ferrari

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, T. DAVID KINGSTON, a Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD
R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996

WITNESS:

/S/ MARTIN SHEERIN                         /S/ T. DAVID KINGSTON
---------------------                      ---------------------
                                           T. David Kingston

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, JEFF S. LIEBMANN, Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996

WITNESS:

/S/ MICHAEL R. FRIEDBERG                       /S/ JEFF S. LIEBMANN
-------------------------                      --------------------------
                                               Jeff S. Liebmann

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, THOMAS K. NEAVINS, Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996

WITNESS:

/S/ MARTIN SHEERIN                        /S/ THOMAS K. NEAVINS
----------------------                    ------------------------
                                          Thomas K. Neavins

                         LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, PHILLIP R. O' CONNOR, Director of First Variable Life Insurance Company, a corporation duly organized under the laws of the State of Arkansas, do hereby appoint, STEPHAN LARGENT and ARNOLD
R. BERGMAN, or any one of the foregoing individually, as my attorney and agent, for me, and in my name as a Director of this company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

   WITNESS my hand this 15th day of May, 1996

WITNESS:

/S/ MICHAEL R. FRIEDBERG                           /S/ PHILIP R. O'CONNOR
-------------------------                          ------------------------
                                                   Phillip R. O'Connor

                     FIRST VARIABLE ANNUITY FUND E
                           INDEX TO EXHIBITS


NO.        TITLE OF EXHIBIT                             PAGE
----       ----------------                             -----

9.         Opinion and Consent of  Counsel

10.        Consent of Independent Auditors

13.        Calculation of Performance Information

27.        Financial Data Schedule